NO ACT

PE 12-17-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 11 2008
Washington, DC 20549



08021447

January 11, 2008

R.W. Smith, Jr.
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/11/2008

Re: The Ryland Group, Inc.
Incoming letter dated December 17, 2007

Dear Mr. Smith:

This is in response to your letters dated December 17, 2007 and January 4, 2008 concerning the shareholder proposal submitted to Ryland by Amalgamated Bank LongView MidCap 400 Index Fund. We also have received a letter on the proponent's behalf dated December 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005


DLA PIPER

DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS

December 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Amalgamated Bank LongView MidCap 400 Index Fund to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2008 annual meeting of shareholders. The Proposal requests that Ryland's Board of Directors establish a compliance committee to review regulatory, litigation and compliance risks with respect to the Company's mortgage lending operations.

On November 13, 2007, Ryland received the Proponent's Proposal. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal and related correspondence as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.

The resolution of the Proposal reads as follows:

RESOLVED: The shareholders of The Ryland Group, Inc. (the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the



> Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to Ordinary Business Matters

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." For the reasons set forth below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposal on that basis.

With regard to the first consideration noted above, the fundamental task at issue is that of monitoring the Company's business practices to ensure compliance with applicable laws, rules and regulations. The housing industry and mortgage lending operations are heavily regulated and concerns relating to regulation and compliance are central to the Company's core competencies as well as its day-to-day operations. In fact, the Company's ability develop land and originate mortgage loans requires an extensive understanding of the applicable national, state and municipal regulations. For these reasons, the Company believes that compliance with laws, rules and regulations and monitoring business practices to ensure such compliance is "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Proposal also seeks to micro-manage complex company matters because it seeks to prescribe the manner by which the Company monitors its compliance with applicable laws, rules and regulations. As part of its ordinary day-to-day business, the Company's management, at the direction and oversight of the Board, determines the appropriate means for achieving the Board's and management's compliance monitoring functions. The Board provides this direction and



oversight primarily through its Audit Committee, which is comprised of at least 3 directors, all of whom meet the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission. Under its charter, the Audit Committee is charged with oversight responsibility of the Company's compliance with legal and regulatory requirements. The Audit Committee charter permits the Audit Committee to retain outside advisors in connection with the performance of its duties. Accordingly, the Company and its Board clearly have decided how to best manage compliance related matters; the Proposal is an attempt to substitute this Proponent's view on how to best oversee and conduct this ordinary course of business activity.

Furthermore, in Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release"), the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) of proposals requesting the formation of special committees to study matters that relate to a company's ordinary business operations. Paragraph 5 of the 1983 Release states:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under [Rule 14a-8(i)(7)]. Because this interpretation raises form over substance and renders [paragraph (i)(7)] largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8(i)(7)].

Consistent with this determination, the Staff has declined to recommend enforcement action against companies that omitted shareholder proposals requesting that the board of directors undertake actions to ensure compliance with legal requirements related to ordinary business operations. For instance, in Monsanto Company (November 3, 2005), a shareholder proposal called for the board of directors to create an ethics oversight committee of independent directors for the purpose of monitoring the company's domestic and international business practices to ensure compliance with the company's code of business conduct and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act. The Staff in Monsanto granted the company no-action relief in omitting the proposal from its proxy statement under the ordinary business exception because the proposal related to the general conduct of a legal compliance program. See also, Ford Motor Co. (March 19, 2007) (excluding a proposal seeking the appointment of an independent legal advisory commission to investigate alleged securities law violations); AES Corp. (January 9, 2007) (excluding a proposal requesting the formation of an ethics oversight committee to monitor the company's business practices to ensure compliance with applicable laws, rules and regulations of the federal, state and local governments and the company's code of ethics); Humana Inc. (February 25, 1998) (excluding a proposal urging the company to appoint a



committee of outside directors to oversee the company's corporate anti-fraud compliance program); Crown Central Petroleum Corp. (February 19, 1997) (excluding a proposal requesting that the board investigate whether the company and its franchisees were in compliance with applicable laws regarding sales of cigarettes to minors).

Based upon the precedent established in the Staff's no action letters set forth above and the facts provided by the Company in this letter, Ryland believes that the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(7) because it involves the general conduct of a legal compliance program.

Conclusion

For the reasons contained in this letter and based on the authorities cited herein, Ryland believes that the Proposal may properly be omitted from its proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter that relates to the Company's ordinary business operations. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2008 proxy materials.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (202) 315-3552. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.
DLA PIPER US LLP

cc: Cornish F. Hitchcock
1200 G Street, NW, Suite 800
Washington, DC 20005
Fax: (202) 315-3552

APPENDIX A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM


RECEIVED
NOV 13 2007

9 November 2007

Mr. Timothy J. Geckle
Corporate Secretary
The Ryland Group, Inc.
24015 Park Sorrento, Suite 400
Calabasas, California 91302

By UPS

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Geckle:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") I submit the enclosed shareholder proposal for inclusion in the proxy statement that The Ryland Group, Inc. (the "Company") plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's board committee practices.

The Fund is an S&P MidCap 400 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of the Company's common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative plans to attend.

We would be pleased to discuss with you the issues presented by this proposal. Please do not hesitate to contact me if there is anything further that I can provide.

Very truly yours,

Cornish F. Hitchcock

RESOLVED: The shareholders of The Ryland Group, Inc. (the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

SUPPORTING STATEMENT

The recent turmoil in the housing and mortgage markets has wiped out billions of dollars in shareholder value at housing-related companies. During the first ten months of 2007, Ryland Group stock lost approximately half its value.

In its August 13, 2007 issue, BUSINESS WEEK suggested that improper business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. A specific concern is the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

Concerns about housing financing practices have prompted calls for more regulatory and legislative action, as well as litigation. Reports in the news media indicate an increased interest by state and federal regulators in enforcing existing laws affecting home builders and mortgage originators, with a possibility of new regulations. In addition, some Members of Congress have indicated an interest in imposing a fiduciary obligation on originators and possibly placing non-bank lenders under federal oversight. At the state level, legislatures in a number of states are considering measures that target deceptive lending, foreclosure or fraud.

Litigation is also pending under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

In October 2007 Ryland Group paid $84,000 to settle a federal investigation into whether the Company had accepted rebates from insurers for referrals when selling homes. The Company denied any wrongdoing.

As shareholders, we are concerned about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the

board. Although the board currently has an Audit Committee, that committee's focus is on financial reporting. Given the current public scrutiny of homebuilders and their business practices, we believe that it is important for a new board committee to undertake a thorough investigation of the Company's practices in this area and to avoid or mitigate any conflicts that might arise.

We urge you to vote FOR this proposal.

APPENDIX B

NO-ACT, WSB File No. 1107200502, Monsanto Co. (Nov. 03, 2005)

Monsanto Co.

Public Availability Date: November 3, 2005

WSB File No. 1107200502

Fiche Locator No. none

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

September 15, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Monsanto Company --File No. 001-16167

Statement of Reasons for Omission of Shareowner

Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Monsanto Company, a Delaware corporation ("Monsanto" or the "Company"), has received a shareowner proposal (the "Proposal") and supporting statement, attached as Exhibit A, from Harrington Investments (the "Proponent"), that the Proponent wishes to have included in Monsanto's proxy statement (the "Proxy Statement") for its 2006 annual meeting of shareowners (the "2006 Annual Meeting"). The Proposal requests that the Company's Board of Directors create an ethics oversight committee of independent directors for the purpose of monitoring the Company's domestic and international business practices to ensure compliance with the Monsanto Code of Business Conduct, the Monsanto Pledge (a set of maxims for ethical employee conduct), and applicable law, including the Foreign Corrupt Practices Act (the "FCPA").

Monsanto is firmly committed to adherence to the highest standards of business conduct and corporate governance practices and recognizes the importance of fostering a culture of compliance with the spirit as well as the letter of the law, including creating the proper "tone at the top." Monsanto has put in place policies and procedures to monitor compliance with ethical and legal standards and, as set out in greater detail below, has robust compliance oversight structures in place, including compliance oversight provided by an independent

board committee.

While Monsanto very much appreciates the general concerns raised by the Proponent, the Company is of the view that, on the one hand, the substance of the Proposal reaches its ordinary business operations (as commonly understood under Rule 14a-8(i)(7) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) and, on the other hand, the Company has substantially implemented the proposal (as commonly understood under 14a-8(i)(10) of the Exchange Act). Accordingly, on behalf of Monsanto, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement pursuant to Rule 14a-8(j) and hereby request that the Staff confirm that it will not recommend enforcement action against Monsanto should Monsanto omit the Proposal from the Proxy Statement.

Pursuant to Rule 14a-8(j), by way of this letter, the Company hereby submits its reasons for excluding the Proposal no later than 80 days before it expects to file its definitive form of proxy with the Commission. While the Company has not yet determined the definitive date of its 2006 Annual Meeting, the Company currently expects the meeting to take place in mid-January 2006, and it expects to file definitive proxy materials on or about December 6, 2005. Monsanto has notified the Proponent by copy of this letter of its intention to omit the Proposal from the Proxy Statement.

I. Rule 14a-8(i)(7) --The Proposal and supporting statement address matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." SEC Rel. No. 34-40018 (May 21, 1998). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to the Board of Directors' and management's ability to run a company on a day-to-day basis that they are not proper subjects for shareowner proposals. The second consideration "relates to the degree to which the proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposal on that basis.

The Proposal requests that the Company's Board of Directors create an ethics oversight committee of independent directors for the purpose of monitoring compliance with the Monsanto Code of Business Conduct, the Monsanto Pledge, and applicable law. Such a proposal infringes upon management's core function of overseeing the Company's basic business practices.

Mechanisms for compliance with all U.S. laws, including those governing transactions with foreign entities, are integral to the Company's policies, and ensuring compliance with such policies is a core management function. At the direction of its Board of Directors and its independent Audit and Finance Committee, as part of its ordinary day-to-day business, the Company (1) determines the appropriate means for achieving the Board's and management's compliance monitoring functions, (2) manages its employees and monitors their success at embodying the Monsanto Pledge's aims and (3) establishes the optimal policies and procedures for the business conduct of the Company's domestic and foreign affiliates.

Indeed, Monsanto's Board and senior management place considerable focus on the Company's compliance function. For instance, as previously disclosed by the Company, in connection with the past activities of its Indonesian affiliates, Monsanto reached resolution with the Commission and the Department of Justice ("DOJ") on the resulting related investigations, including the payment of penalties and a cease and desist order with the Commission and a Deferred Prosecution Agreement ("DPA") with the DOJ. Both the DPA and the Commission's order require Monsanto to retain an independent monitor for a period of three years to review and evaluate its policies and procedures to ensure compliance with the FCPA. Under the DPA, the Company has been working with the independent monitor to enhance its compliance and monitoring functions.

Given the Company's attention to the very important issue of compliance, the Proposal is precisely the type of

proposal that should be excluded under Rule 14a-8(i)(7) because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). In addition, prior to the finalization of the Company's work with the independent monitor, the formation of a new Board committee, above and beyond the current responsibilities of Monsanto's Audit and Finance Committee (discussed in greater detail below), may be unnecessarily duplicative or even at odds with the ultimate recommendations of the independent monitor.

The Staff has consistently declined to recommend enforcement action against companies that omitted shareowner proposals requesting that the board of directors undertake actions to ensure compliance with legal requirements related to ordinary business operations. For instance, in Citicorp (Jan. 9, 1998), the Staff did not recommend enforcement action against the company for omitting, under the ordinary business exception, a proposal that called for the board of directors to form an independent committee of outside directors to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the FCPA or local laws had been made to any foreign nationals. *See also* Crown Central Petroleum (Feb. 19, 1997) (proposal requesting the board to investigate whether marketing practices have resulted in sales of tobacco to minors in violation of applicable laws, determine the steps needed to ensure full compliance with applicable laws, and report to shareholders); Citicorp (Jan. 8, 1997) (proposal relating to bank policies to monitor illegal transfers through customer accounts).

Similarly, the Staff has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. For example, in Chrysler Corp. (Feb. 18, 1998), the Staff granted no-action relief where a proponent requested that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders. In Lockheed Martin Corp. (Jan. 29, 1997), the Staff determined that a proposal requesting the audit and ethics committee of the company's board of directors evaluate whether the company has an adequate legal compliance program and prepare a report fell under the purview of a company's ordinary business operations. Similarly, in AT&T Corp. (Jan. 16, 1996), the Staff determined the ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review, in light of the company's code of ethics as it related to employment practices, of the standards and practices in the company's Maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes. *See also* NYNEX Corp. (Feb. 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct); Transamerica Corp. (Jan. 22, 1986) (proposal requesting the formation of a special committee of the board of directors of the registrant to develop and promulgate a code of corporate conduct).

II. Rule 14a-8(i)(10) –The Proposal may be omitted because it has been substantially implemented.

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991); *see also* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10) –all that is required is that the Company has in place policies and procedures relating to the subject matter of the proposal.

The Company believes that the Proposal has been substantially implemented, and that it may properly omit the Proposal from its Proxy Statement in accordance with Rule 14a-8(i)(10). The Proposal calls for the establishment of a committee of independent directors for the purposes of legal and ethics compliance oversight. The Monsanto Board's Audit and Finance Committee squarely satisfies that request. The Monsanto Board's Audit and Finance Committee is legally required to be and is comprised entirely of independent directors and, as described in more detail below, has responsibility for compliance oversight of the Monsanto Code of Business Conduct and applicable law and regulations. In addition, the Monsanto Board's Public Policy and Corporate Responsibility Committee monitors the Company's ongoing commitment to the Company's Pledge and receives regular updates from management on the Company's integration of its Pledge values into the Company's processes and culture. The Public Policy and Corporate Responsibility Committee also receives reports from Monsanto's Director of

Business Conduct regarding compliance with the Monsanto Code of Conduct and applicable laws and regulations.

As an example of its active monitoring role, the Audit and Finance Committee meets with Monsanto's Director of Business Conduct to discuss any significant business conduct issues and to review any requests for guidance or complaints received by the Business Conduct Office or Monsanto's anonymous guidance line. Monsanto's senior internal auditing executive provides regular updates to the Audit and Finance Committee regarding internal audits of Monsanto's business and system of controls, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and makes regular reports to the Committee regarding risk mitigation,.

The Audit and Finance Committee's role in monitoring legal compliance is required by the New York Stock Exchange corporate governance rules and Rule 10A-3 of the Exchange Act. The Committee's responsibilities are set forth in the Audit and Finance Committee Charter (attached hereto as Exhibit B), which provides, in relevant part, that the Committee must:

20. Receive reports from management, including the Company's Director of Business Conduct and senior internal auditing executive, concerning the Company's and its subsidiaries' and foreign affiliated entities' conformity with the Company's Code of Business Conduct and applicable legal requirements. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with the Company's Code of Business Conduct and applicable laws and regulations.

21. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

22. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

23. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

In turn, the Company's Code of Business Conduct (attached hereto as Exhibit C) addresses a wide variety of legal and ethics compliance matters, including, among other prescriptions:

In the course of their duties, Monsanto employees may from time to time come into contact with government officials. It is vital that all such contacts be open and above board.

A U.S. law, the Foreign Corrupt Practices Act (FCPA), prohibits Monsanto employees and agents from directly or indirectly offering or promising to pay, or authorizing the payment of money or anything of value to government officials outside the U.S., for the purpose of influencing the acts or decisions of those officials. Over sixty countries have enacted similar legislation prohibiting bribery by citizens of those countries of government officials in other countries. Monsanto employees and agents shall comply with the FCPA and similar antibribery laws.

Facilitating payments shall not be made without the prior approval of the General Counsel unless there is an emergency situation.

Additionally, almost every country has laws that prohibit the making, offer or promise of any payment or anything of value (directly or indirectly), to an employee or official of that country's government when such payment is designed to influence an official act or decision to win or retain business for us.

Accordingly, no payments, gifts, services, or any other item of value may be offered or given to any government official, anywhere in the world, if that payment, gift, service, or item is intended to or could even have the appearance of being intended to influence the actions of a government official to win or retain business for Monsanto. (*See* Code of Business Conduct, page 8)

Taken together, (1) the substance of the Audit and Finance Committee's charter, including its responsibility as dictated by the New York Stock Exchange corporate governance rules to monitor the Company's compliance with legal and regulatory requirements and (2) the fact that Audit and Finance Committee is comprised of independent directors make clear that any separate independent "ethics committee" would be redundant to Monsanto's existing governance structure and policies. Furthermore, the Proposal is of the type that the Staff has determined in the past to constitute substantial implementation of a shareowner proposal. For example, in The Talbots, Inc. (April 5, 2002), the proponent requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization. The proposal was found to have been substantially implemented because the company had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program.

In The Gap, Inc. (March 16, 2001), the proponent asked the company's board to provide a report to shareholders on child labor practices of the company's suppliers. The Staff found that the proposal was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders. Similarly, in Kmart Corp. (Feb. 23, 2000), a shareholder proposal requested that the company's board report on its vendor standards and vendor compliance program. The Staff concluded that the proposal could be omitted from the company's proxy materials because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct and monitoring program.

IV. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's Proxy Statement under Rules 14a-8(i)(7) and 14a-8(i)(10).

******

Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1313 or Eric Robinson at (212) 403-1220, or Nancy Hamilton, Deputy General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296. If the Staff does not agree with the conclusions set forth herein, we request that the Staff contact us before issuing any formal written response.

Very truly yours

/s/

Roy J. Katzovicz

Encl.

cc: Mr. Charles W. Burson, Esq., Monsanto Company

Ms. Nancy E. Hamilton, Esq., Monsanto Company

Mr. Eric S. Robinson, Esq., Wachtell, Lipton, Rosen & Katz

Mr. John C. Harrington, Harrington Investments, Inc.

[APPENDIX 1]

EXHIBIT A

August 5, 2005

Hugh Grant
Chair, President & CEO
Monsanto Company
800 N. Lindbergh Blvd.
St. Louis, MO 63167

Dear Mr. Grant:

Re: Shareholder Resolution

Harrington Investments, Inc., is a socially responsible investment firm managing assets for individuals and institutions concerned with a social and environmental as well as financial return. My clients and I believe that our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from egregious corporate conduct by its officers and employees, especially relating to violations of our company's code of conduct, U.S. federal laws, and statutes of other nation states.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 200 charce of Monsanto. I have held my shares continuously for more than one year and will he providing verification of my ownership. I will continue to hold all the shares through the next stockholders' meeting. I, or someone representing me, will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

/s/

John C. Harrington

President

Encl.

[APPENDIX 2]

Monsanto Shareholder Proposal 2006

Ethics Oversight Committee

Whereas:

□ In January 2005, Monsanto was fined $1 million by the U.S. Department of Justice for paying an Indonesian official $50,000 to repeal a requirement for an environmental impact study before the company could cultivate genetically modified cotton crops in the country. This bribe was a direct violation of the Foreign Corrupt Practices Act;

□ Monsanto was also fined $500,000 by the Securities and Exchange Commission (SEC) for the $50,000 bribe and related violations which included more than $700,000 of illegal or questionable payments made to at least 140 current or former Indonesian government officials and their family members from 1997 to 2002;

□ A senior Monsanto manager instructed a consulting firm in Indonesia to submit false invoices to conceal the $50,000 bribe. According to the SEC complaint, "Despite obvious irregularities in the invoices, the Senior Monsanto Manager approved the false invoices and convinced other Monsanto managers to approve the false invoices for payment." The other improper payments were concealed by Monsanto's Indonesian affiliates using false registration fees and inflated sales of pesticide products;

□ These incidents arc direct violations of the guidelines established by the Monsanto Code of Conduct and the values expressed by the Monsanto Pledge;

□ According to the SEC complaint, the repeated violations of Monsanto's accounting policies, controls and procedures by its Indonesian subsidiary were undetected due to inadequate internal controls. From 1996 to 2001, Monsanto failed to conduct audits of its Indonesian subsidiary as required by Indonesian law. When Monsanto did conduct an internal investigation in 2001, uncovering the illicit payments and disclosing them to the SEC, it did not uncover the $50,000 bribe.

Be it Resolved: Shareholders request that the board of directors create an ethics oversight committee of independent directors for the purpose of monitoring the company's domestic and international business practices to insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act.

Supporting Statement: All past actions described in this resolution may substantially increase overall legal and financial risk, damaging our company's name brand and corporate reputation.

Monsanto's Code of Ethics for Chief Executive and Senior Financial Officers states that these officers "bear a special responsibility for promoting integrity throughout the organization," including compliance with applicable laws, rules and regulations of federal, state, provincial and local governments; responsible use of and control over all assets and resources; and prompt reporting to the General Counsel or Director of Business Conduct any conduct believed to be a violation of law or business ethics. However, clearly the oversight of a large multinational company such as Monsanto requires the involvement of fiduciaries without any direct financial interest in the company. An oversight committee comprised of independent directors would provide the additional protection and guidance so necessary to maintaining Monsanto as a responsible and profitable company.

[INQUIRY LETTER]

September 22, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE

Washington, D.C. 20549

Re: Appeal of Monsanto Company's No Action Request to a Shareholder Proposal Submitted for Inclusion in the Company's 2006 Proxy Material

Ladies and Gentlemen:

This letter is in response to a letter dated September 15, 2005 from the Monsanto Company (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by John Harrington (the "Proposal") from its proxy materials for the Company's 2006 Annual Meeting of shareholders. This Proposal was filed in order to allow shareholders the right to vote on whether or not the Company should create an ethics oversight committee of independent directors.

The Company seeks to exclude the shareholder resolution from their proxy material based on:

1. Rule 14a-8(i)(7), which states that the Proposal may be omitted if it deals with a matter relating to the company's ordinary business operations; and

2. Rule 14a-8(i)(10), which states that the Proposal may be omitted if the company has already substantially implemented the Proposal.

I respectfully request that the Commission not allow the Company to exclude the resolution from its proxy materials for the following reasons:

1. Rule 14a-8(i)(7): The Company argues that the Proposal deals with matters relating to ordinary business operations. Referring to "management's core function of overseeing the Company's basic business practices," the Company states that the Proposal "infringes" on this function. Since it is well documented that the Company failed to properly oversee its basic business practices involving its Indonesian subsidiary, asking that the Company establish more oversight seems both appropriate and prudent. Therefore, the Proposal is not an infringement on that function. Quite the contrary, the Proposal is providing the owners of the Company the opportunity to decide if an additional protection is necessary to allow management to more effectively fulfill that function.

The statement that the Proposal is an attempt to "micro-manage" the Company is ludicrous, to say the least. Surely ethical behavior is not a matter too complex for shareholders to understand, and since the proposed committee is to be composed of directors, the judgment of what constitutes ethical behavior will be completely left to management. Unlike the example cited by the Company (Citicorp, Jan. 9, 1998), the Proposal does not outline how the work of the committee should be conducted; this is left completely up to the directors. Furthermore, if the formation of an ethics oversight committee duplicates the recommendation of an independent monitor, this should not be a problem since such a recommendation would reinforce the need for independent fiduciary oversight, underscoring the need for this resolution.

The overall policy issue addressed by the Proposal is far from ordinary business, but rather relates to *extraordinary social policy matters.* The Proposal applies to the oversight of the Company's operations in developing countries like Indonesia, where ethical violations are common. The SEC rulings cited by the Company to support its claim that the Proposal deals with ordinary business were all before 1999, well before Enron and the ensuing corporate scandals, well before corporate ethics became a prominent social issue. Bribery has recently been a hot issue in the media. In addition to wide publicity regarding the Monsanto Indonesian bribery case, headlines during the last year have also called the public's attention to foreign bribery cases involving Halliburton, Titan Corporation, and Coca-Cola Company. These highly publicized cases make foreign bribery by corporations a significant social policy issue and not "ordinary business."

2. Rule 14a-8(i)(10): The Company asks the Commission to omit the Proposal pursuant to this rule because they claim they have already "substantially implemented" the elements of the Proposal, citing the existence of the Monsanto Board's Audit and Finance Committee. However, I would argue that the Company has failed to maintain the ethical behavior promoted by the Proposal, citing the performance of the Monsanto Board's Audit and Finance Committee.

I do not believe the company has substantially implemented the elements of the Proposal for two reasons: (a) the Monsanto Board's Audit and Finance Committee failed to perform its auditing duties, and (b) the Monsanto Pledge and its Code of Business were not effectively implemented.

(a) the Monsanto Board's Audit and Finance Committee failed to perform its auditing duties

The operations of Monsanto's Indonesian subsidiary were not audited from 1996 to 2001. This would surely have come to the attention of the Board's Audit and Finance Committee. Yet the situation continued for several years. If this committee did not successfully perform its basic auditing duties, how can shareholders depend on it to successfully monitor the ethical behavior of our Company's operations? Such oversight can hardly be considered redundant if it is not being done in the first place.

(b) *the Monsanto Pledge and its Code of Business have not been effectively implemented*

The SEC rulings cited by the Company to support its claim that the Proposal has been substantially implemented (The Talbots, Inc., April 5, 2002; The Gap, Inc., March 16, 2001; Kmart Corp., February 23, 2000) were all three instances where the Staff found that the companies involved had successfully established, implemented and monitored codes of conduct. This is clearly not the case with Monsanto. If it were, the SEC and Department of Justice would not be requiring the Company to retain an independent monitor "to review and evaluate its policies and procedures to ensure its compliance with the FCPA."

I was stunned to see the Company's request that "the Staff contact us before issuing any formal written response." Considering that the process of making a no-action request is designed to ensure that the shareholders involved are able to respond to a company's claims, this request itself shows the need to establish a more ethical company culture. I respectfully urge the Commission to allow shareholders of Monsanto the right to vote on this important policy issue at its 2006 Annual Shareholders' Meeting.

Sincerely,

/s/

John C. Harrington

President

Cc: Roy Katzovicz, General Consul, Monsanto Company

[STAFF REPLY LETTER]

November 3, 2005

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: Monsanto Company

Incoming Letter dated September 15, 2005

The proposal requests that the board establish an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act."

There appears to be some basis for your view that Monsanto may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Monsanto omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Monsanto relies.

Sincerely,

/s/

Ted Yu

Special Counsel

NO-ACT, WSB File No. 0319200729, Ford Motor Co. (Mar. 19, 2007)

Ford Motor Co.

Public Availability Date: March 19, 2007

WSB File No. 0319200729

Fiche Locator No. (None)

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

January 12, 2007

Securities and Exchange Commission

Division of Corporation Finance

Office of the Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Ms. Linda Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Ms. Linda Joanette (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal that "demands" that the Board of Directors appoint an independent legal advisory commission to investigate alleged security law violations (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.

- The Proposal is excludable under Rule 14a-8(i)(2) because its implementation would violate Delaware law.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

***

However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal demands that the Board appoint an independent legal advisory commission to investigate potential security law violations relating to the implementation of the Company's Value Enhancement Plan that was approved by shareholders in August 2000. Pursuant to a long line of previous No Action Letters, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from Ford's 2007 Proxy Materials as it requests the Company to investigate matters that could be the subject of litigation. Indeed, the Proposal's supporting statement makes several claims of fraud and conspiracy to commit fraud.

Every company's management has a basic responsibility to protect the company's interests against litigation. A shareholder proposal that interferes with this obligation is inappropriate. Shareholders do not posses the necessary expertise to advise management on complex legal issues. For this reason, the Staff has acknowledged that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under Rule 14a-8(i)(7). *See Johnson & Johnson* (February 24, 2006) (exclusion allowed where proposal requested formation of a Scientific Integrity Committee to assure research integrity and detect misconduct) and *ConocoPhillips* (February 23, 2006) (exclusion allowed where proposal required the board to investigate, independent of in-house legal counsel, all potential legal liabilities alleged by proponent).

Additionally, the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's legal compliance program. The Company is subject to numerous laws, rules, and regulations for which it has the responsibility to ensure compliance. The Company has established various processes and procedures to detect fraud and has implemented processes by which employees and others may report suspected fraudulent conduct to appropriate Company officials. Shareholders do not possess the expertise to advise management on legal compliance programs. The Staff has consistently concurred in the omission of similar proposals as being part of a company's ordinary business. *See Monsanto Company* (November 3, 2005) (exclusion allowed where proposal requested the board to establish an ethics oversight committee to insure compliance with federal, state, and local laws, rules, and regulations); *Humana Inc.* (February 25, 1998) (exclusion allowed where proposal requested the board to oversee an "anti-fraud compliance committee"); *Hudson United Bancorp* (January 24, 2003) (exclusion allowed where a proposal requested the board appoint a committee to investigate possible corporate misconduct); and *General Electric Co.* (January 4, 2005) (exclusion allowed where proposal requested a report

detailing the company's television stations' activities to meet public interest obligations as relating to the company's ordinary business, i.e., compliance with FCC regulations). Accordingly, the Proposal deals with the ordinary business operations of the Company and is, therefore, excludable pursuant to Rule 14a-8(i)(7).

The Proposal clearly concerns matters related to the ordinary business of the Company - Company litigation strategy and compliance programs. Moreover, the Proposal does not implicate any social or other policy issue that could mandate its inclusion in the Proxy Materials.

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has regularly permitted companies to omit proposals from their proxy materials on the grounds that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes were cast. *See, e.g., Bank of America Corporation* (February 17, 2006) (concurring in exclusion of a proposal limiting the compensation of directors as vague and ambiguous); *Organogenesis, Inc.* (April 2, 1999) (concurring in exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous) and *AnnTaylor Stores Corporation* (January 12, 2001) (concurring in exclusion of proposal that would have committed the company to full implementation of human rights standards and a program to monitor compliance).

The Proposal is vague, ambiguous and susceptible of various interpretations. The Proposal demands that the Board appoint an "independent" legal advisory commission to investigate alleged security law violations related to the Company's Value Enhancement Plan approved by shareholders in August 2000. The Proposal is ambiguous because it does not describe what is meant by the phrase "independent legal advisory commission." Does this mean that the Board should appoint certain independent directors to conduct a legal review of the VEP? Does it mean that the Board should appoint a legal commission made up of outside counsel? Does it mean that the legal commission should operate independent of Board oversight? If so, to whom would the independent legal commission provide advice? Furthermore, what advice would the independent commission be giving? If the independent commission would operate independent of Board oversight, who would pay the legal fees of such an investigation and how would a budget for the investigation be established? Would the independent legal advisory commission provide advice only on whether or not security law violations occurred? The list of open questions related to the implementation of the Proposal is endless.

It is evident that the Proposal is so vague and ambiguous that the Board would not know with reasonable certainty how to implement the Proposal if adopted. Additionally, shareholders would not know with reasonable certainty what action they are demanding the Board take. These ambiguities render the Proposal so confusing and uncertain that neither shareholders nor the Board can be expected to have a common understanding of its mechanics or implications. For these reasons, the Proposal is the kind of "inherently vague and indefinite" proposal the Staff has found properly excludable under Rule 14a-8(i)(3).

The Proposal Is Not A Proper Subject For Action By Shareholders Under Delaware Law

Rule 14a-8(i)(1) authorizes the omission of a proposal if it is not a proper subject for action by shareholders under the law of the jurisdiction of the company's organization. Under the laws of the state of Delaware, Ford's state of incorporation, the Proposal is not a proper subject for action by shareholders because the Proposal is phrased as a demand to the Board rather than as a precatory proposal recommending Board action. Specifically, the Proposal states that "[a]doption *demands* the Board of Directors appoint an independent legal advisory commission to investigate Security Law violations associated with VEP" (emphasis added).

Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation ... shall be managed by or under the direction of the board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. §141(a). Because the Proposal

would demand, rather than request, the Board to take certain action if it were approved by the shareholders of the Company, it appears to represent an effort to regulate directly the manner in which the company conducts its business and affairs. The Proposal, therefore, is impermissible under Section 141(a) of the DGCL. We have attached an opinion from the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP that supports our position.

The Staff has consistently granted no-action relief to Delaware corporations under Rule 14a-8(i)(1) where a shareholder proposal mandates action that, under state law, falls within the powers of the board of directors. *See American International Group, Inc.* (Publicly Available March 12, 1999) (exclusion allowed where the shareholder proposal was "phrased as a demand on the Company and its Board of Directors [making it] mandatory rather than precatory"); *CVS Corporation* (Publicly Available December 15, 1998) (exclusion allowed because shareholder proposal "[sought] to mandate action on matters that, under state law, fall within the management powers of a company's board of directors"); *The Boeing Company* (Publicly Available February 25, 1997) (exclusion allowed because a shareholder proposal "mandating or directing board action is inconsistent with the discretionary authority granted to a board of directors [under state law]"); *see also Triple-S Management Corporation* (Publicly Available March 10, 2006) (exclusion allowed by a Puerto Rico corporation because the shareholder proposal "as a demand and not a precatory proposal, by-passes the function of the Corporation's Board of Directors"); *General Electric Company* (Publicly Available January 27, 2004) (exclusion allowed by a New York corporation where the shareholder proposal was "cast as a demand to the Board rather than as a precatory proposal").

The Proposal Violates Delaware Law

Rule 14a-8(i)(2) permits a company to omit a proposal if the proposal, if implemented, would cause the company to violate state law. Implementation of the Proposal would violate Delaware law by creating an independent legal advisory commission (the "Advisory Commission"). Although the details of the Proposal are unclear, the Advisory Commission, as an independent body, apparently would act without the direction or supervision of the Board. The establishment and operation of the Advisory Commission, therefore, would violate Section 141(a) of the DGCL, which authorizes only the board of directors to manage or direct the management of the business and affairs of the corporation, including deciding whether to pursue litigation on behalf of the company. Because implementation of the Proposal would violate Delaware law, the Proposal may be excluded under Rule 14a-8(i)(2). We have attached an opinion from the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP that supports our position.

The Staff has previously granted no-action relief to a Delaware corporation where the shareholder proposal demanded the corporation establish a shareholder committee to investigate possible breaches of fiduciary duty by the board of directors and to review the management of the corporation's business and affairs by the directors and officers of the corporation. *See Radiation Care, Inc.* (Publicly Available December 22, 1994).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2007 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2007 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2007 Proxy Materials by sending her a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

/s/

Peter J. Sherry, Jr.

Enclosure

Exhibits

cc: Ms. Linda Joanette (via Federal Express)

[INQUIRY LETTER]

December 1, 2006

To: Chairman Bill Ford

From: Linda Joanette

Subject: Shareholder Proposal for the 2007 Annual Shareholder's Meeting

Ms. Linda Joanette of 6523 Ridgeview Drive, Clarkston, Michigan 48346, who is the owner of more than $2,000.00 of shares of Ford Common stock informs the Company that she and/or her designee will present the attached proposal at the 2007 Annual Shareholder's Meeting.

This proposal is contained on Page 1 and 2 attached to this cover letter. The proposal contains a total of 499 words (under the 500 word limit).

Also enclosed, is proof of share ownership of more than one year.

Please forward my proposal to the Company's Secretary.

/s/

[APPENDIX 1]

Resolved:

Did Chairman Bill Ford and his Board of Directors *act **in the best interests** of Common stock shareholders and the Company* when they devised, endorsed and recommended that shareholders approve the so-called Value Enhancement Recapitalization Program? Or *did they **conspire to fraudulently deceive and swindle their shareholders?*** Did Chairman Ford and the Board conspire to not disclose that the true intention of VEP was to "unlock" $20 per share from Class "B" shares paying the Ford family $1.4 billion of Company cash? Did Chairman Ford and his Board deceive unsuspecting shareholders by false pretenses, publicly promising Common stock shareholders that VEP would **"reward our shareholders?"**

On April 14, 2000, the Board issued a press release announcing they had approved a so-called Value Enhancement Program that would **"reward"** shareholders. VEP was designed to distribute $20 cash or new share equivalent for each outstanding share. Old Common and Class "B" shares would be tendered and new shares and/or cash would be issued. To repeat, the Board promised (misled) shareholders that their Recapitalization Plan would "reward" them if approved.

A prominent investment weekly published an article warning investors that VEP was designed to benefit the

Ford family by "unlocking" $20 cash from their Class "B" shares. The article stated the Ford family faced huge future Estate Tax liabilities which could force them to sell their Class "B" shares to pay their tax liabilities. If the Ford family was forced to sell their Class "B" shares, they would lose their 40% majority control of the Company. Therefore, VEP was designed to funnel $1.4 billion cash from the Company's Treasury directly into the pockets of the Ford family. VEP accomplished what its planners designed it to do - pay the Ford family $1.4 billion of the Company's valuable cash. The Ford family now has the cash to pay their future tax liabilities, therefore, avoiding selling their Class "B" shares, and maintaining control of the Company.

Three years later, at the urging of an angry knowledgeable shareholder, the Detroit News investigated VEP, concluding it was designed to benefit the Ford family and was an Estate Tax **scheme,** calling it a **"maneuver."** See Mark Truby's June 2, 2003 front page article.

The Ford family's Estate Tax planning aspirations were not disclosed by Chairman Ford nor his Board. The Company is publicly traded and subject to Federal Securities laws. Those laws prohibit misrepresentation, bad faith, swindle, conspiracy to commit fraud, fraud in the inducement, concealment, breach of contract, failing legal duty, false pretenses and failure to fully disclose --all violations that may have been committed by Chairman Ford and his Board.

For Common stock shareholders, there was no **"reward"** as Chairman Ford promised. The stock is $8, and the Company faces insolvency --hardly the promised **"reward."**

Did Chairman Ford violate Federal Securities laws? Considering the state of our Company, an investigation is imperative.

Vote **"FOR"**

Proposal:

Adoption demands the Board of Directors appoint an independent legal advisory commission to investigate Security Law violations associated with VEP.

[INQUIRY LETTER]

March 8, 2007

SEC Chairman Christopher Cox

Michigan Attorney General Mike Cox

Florida Attorney General Bill McCollum

The Detroit News, Detroit Free Press and Miami Herald

From: Sam Joanette, Ford Motor Company Shareholder

Subject: Linda Joanette's Shareholder Proposal to the 2007 Ford Motor Company Proxy

Reference: My February 15, 2007 letter, Re: Shareholder Proposal and Request for Investigation, similar subject

The purpose of this letter is to request that the SEC approve the attached shareholder proposal offered by Ford Motor Company shareholder Linda Joanette and direct the Ford Motor Company (FoMoCo) to include it in its proxy for the 2007 Annual Meeting of Shareholders.

The attached shareholder proposal is being offered by FoMoCo shareholder Linda Joanette. My name is Sam Joanette. I am also a FoMoCo shareholder and relative of Ms. Joanette. Ms. Joanette has appointed me as her designee to present her proposal at FoMoCo's 2007 shareholder meeting. Ms. Joanette has also authorized me to contact to the SEC and State authorities on her behalf concerning this proposal and request for investigation.

Ms. Joanette's proposal focuses on the following:

- On April 14, 2000, the Ford Motor Company Board of Directors announced a program called the **Value Enhancement Plan.** The Board encouraged Common stock shareholders to approve their plan. Their plan also included a share recapitalization feature. This is a quotation from the Board's announcement: *"Today, we are pleased to announce innovative actions to **"reward"** our shareholders. The Board of Directors has approved a Value Enhancement Plan for shareholders."*

- The so-called Value Enhancement Plan (VEP) and share recapitalization *was not* a **"reward"** for Common stock shareholders that the Board promised in its announcement. There was no element of the VEP plan that offered a so-called **"reward"** or **economic benefit** to Common stock shareholders or the Company. I believe that VEP was designed solely as an **estate tax resolution scheme** benefiting the Class `B' shareholder Ford family. As I have described in the enclosed documents, it was well known at that time, that the Ford family faced major future estate tax liabilities that would likely effect the ownership of their "special" Class `B' shares. It is the Ford family's Class `B' shares that give them their voting majority to control the Company. If the Ford family were forced to sell their "special" Class `B' shares to pay their estate tax liabilities, they would risk losing their control of the Company according to its Articles of Incorporation. I believe that VEP was a scheme devised and endorsed by the Ford Motor Company Board of Directors to **"reward" Class `B' shareholders** to the detriment of Common stock shareholders and the Company.

- The members of the 1999 and 2000 FoMoCo Board of Directors were hand-picked appointees of and beholden to the Ford family. I believe these Directors **conspired** with the Ford family to devise and endorse an estate tax resolution scheme that would benefit the family, whom the Board was beholden to, to the detriment of Common stock shareholders and the Company. The Board's VEP scheme ***paid the Ford family members $1.4 billion cash, tax-free.*** The Board's scheme cost Common stock shareholders and the Company's treasury (really shareholder's cash) $5.8 billion. There was absolutely no aspect of the VEP/Recapitalization scheme that **"rewarded"** or yielded an **economic benefit** to the Company or Common stock shareholders. The opening post-VEP trade was $26.74. Today, six and one-half years later, Ford Common stock trades at $8. Common stock shareholders are still waiting for the FoMoCo Board of Directors to keep its word and deliver the **"reward"** they promised on April 14, 2000.

- I believe the Board's so-called VEP/Recapitalization scheme was an **intentional deception and swindle** of Common stock shareholders to benefit the Class `B' shareholder Ford family. This **deceptive swindle** cost Common stock shareholders and the Company $5.8 billion. Today, FoMoCo stands at the door of bankruptcy. The Company's new CEO was forced to mortgage every Company asset to raise enough cash to keep the Company in business for two more years to repair the damage done by the mismanagement of former CEO Chairman Bill Ford. Today, the $5.8 billion that the Board wasted on VEP is the difference between the Company being solvent and bankrupt. Due to the greed of the Ford family, one of America's greatest companies is being destroyed. It is ironic to watch this family destroy their company. Sadly, the lives of more than 50,000 American Ford workers and 220,000 Common stock shareholders are being destroyed, in part, because of the Board's VEP scheme that favored the Ford family's interests.

- The FoMoCo Board, in effect, allowed the Ford family to use the Company's treasury as *their personal* bank to solve their family's estate tax problems. The issue of the Ford family's estate tax problem was never **disclosed** to Common stock shareholders by any member of the Board including Chairman Bill Ford. At the April 14, 2000 announcement, three Ford family members sat on the Company's Board of Directors. Bill Ford was Chairman, and his father William Clay Ford and cousin Edsel Ford were Board members. Their membership on the Board placed them in the position of control. As Board members controlling the chairmanship and with a majority of three seats among their appointees, the three Ford family members had the control to institute a scheme like VEP. I believe that VEP was a **conspiracy to defraud** Common stock shareholders and the Company. I also believe that Chairman Bill Ford, and Board members William Clay Ford and Edsel Ford **failed to disclose** relevant information to Common stock shareholders concerning the true intentions of the VEP/Recapitalization Plan.

Clearly, things have gone badly at Ford Motor Company since Bill Ford became the Company's Chairman in 1999. Ms. Joanette's shareholder proposal challenges a questionable Board approved plan that not only failed to deliver as promised, it has depleted the Company's cash reserves, put the Company at the door of bankruptcy, destroyed shareholders and employees lives and may be a deliberate felonious act. This shareholder proposal deserves open debate and consideration by those who were effected.

If Chairman Bill Ford, his family and their Board of Directors are confident that *they acted fairly and in the best interests of all shareholders and the Company*, then why do they object to appointing an independent legal advisory commission to investigate their plan? By asking the SEC to omit this shareholder proposal, Chairman Ford is attempting to prevent shareholders from having the opportunity to consider this evidence. Does Chairman Ford and his Board have something to hide? If Chairman Ford and his Board have acted in the best interests of all shareholders, then an independent investigation will indicate this.

Considering the level of devastation that the Company has experienced since Bill Ford became chairman, an open investigation may reveal the cause of what has destroyed shareholder's wealth and 50,000 employees jobs.

I ask the SEC and State authorities to think back just a few short years ago to the Enron and Adelphia scandals. Both companies suffered from mismanagement and violations of Federal Securities laws which eventually destroyed the well-being of their shareholders and employees. It was only through open, impartial investigations of these companies, that the felonious activities of their high-ranking officials were exposed.

Comparing the parallels of Ford Motor Company to Enron and Adelphia are startling. FoMoCo is very likely headed to bankruptcy. Enron and Adelphia became bankrupt. Ford shareholders have been devastated losing about $100 billion under the mismanagement of Chairman Bill Ford. In bankruptcy, Ford Common stock shareholders stand to lose everything they have invested. Ford employee's pension/401k plans are heavily invested in Ford Common stock. These employees would not only lose their jobs, but may also lose their pensions. This is exactly what happened to the Enron and Adelphia employees and shareholders.

I respectfully request that the SEC approve Linda Joanette's shareholder proposal and direct the Ford Motor Company to include it in its proxy vote at the 2007 Annual Shareholder's meeting.

I realize that the SEC is nearing the deadline date concerning approval or omission of shareholder proposals for the 2007 FoMoCo proxy. Due to the importance of this issue, I am asking the SEC to thoroughly consider the implications of this shareholder proposal. Ford Motor Company could be in bankruptcy before the 2008 Annual Shareholder's Meeting. An open, impartial investigation delayed one year may be too late. Please take the appropriate amount of time to consider the facts of VEP and approve an impartial legal investigation

Before it becomes too late, as was the case with Enron and Adelphia, with this letter, I am also asking the Sec and State authorities to open investigations concerning violations of the Federal Securities Acts by the Ford Motor Company Board of Directors, the Ford family and the Board endorsed 2000 Value Enhancement Plan.

Thank you for your consideration.

Linda Joanette
6523 Ridgeview Drive
Clarkston, Michigan, 48346
(248) 342-1053

Sam Joanette
360 Collins Ave.
Suite 202
Miami Beach, Fl. 33139
(786) 525-3566

[INQUIRY LETTER]

January 12, 2007

Securities and Exchange Commission

Division of Corporation Finance

Office of the Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Ms. Linda Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

Ms. Linda Joanette (the "Proponent") has submitted for inclusion in the 2007 Proxy Materials a proposal that "demands" that the Board of Directors appoint an independent legal advisory commission to investigate alleged security law violations (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.

- The Proposal is excludable under Rule 14a-8(i)(2) because its implementation would violate Delaware law.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

/s/

Peter J. Sherry, Jr.

Enclosure

Exhibits

cc: Ms. Linda Joanette (via Federal Express)

[APPENDIX 2]

THE WEIGHT OF EVIDENCE

I believe that Chairman Bill Ford, former CEO Jac Nasser, and the Ford Motor Company Board of Directors (of 1999 and 2000) violated numerous sections of the Federal Securities Acts (Rule 14a-9) and its Anti-Fraud provisions. I believe these violations include making ***false and misleading statements*** to Common stock shareholders (Section 240.14a-9, Act of 1934), ***failure to fully disclose*** relevant information (the Ford family's estate tax problems and their desire to maintain control of the Company) to shareholders, and ***fraud in the inducement*** acting to favor and benefit the interests of Class `B' shareholders to the disadvantage of Common stock shareholders and the Company with regard to the August 2000 Value Enhancement/Recapitalization Program (VEP).

I believe that the following are some of the illegal actions committed against Common stock shareholders and the Company by Chairman Bill Ford and his Board of Directors concerning their so-called Value Enhancement Plan:

- **Fraud in the inducement:** *The use of **deceit** or **trick** to cause someone to act to his disadvantage. The heart of this type of **fraud** is **misleading** the other party as to the facts upon which he will base his decision.*

- **Fraud:** *The intentional **use of deceit, a trick, or other dishonest means** to deprive another person of his money, property or a legal right. This includes failing to point out a known mistake in a contract or other writing, or **not revealing a fact which he has the duty to communicate.** Since **fraud** is intended to employ dishonesty to deprive another of money, property or right, it can also be a **crime for which the fraudulent person(s) can be charged, tried and convicted.***

- **Misrepresentation:** *The crime of **misstating facts to obtain money or benefits** of another to which the accused is not entitled.*

- **Full disclosure:** *The need in business transactions **to tell the "whole truth"** about any matter which the other party should know in deciding to buy.*

- **Concealment:** *Fraudulent **failure to reveal information** which someone knows and is aware that in good faith he should communicate to another.*

- **Swindle:** *To **cheat through trick, false statements or other fraudulent methods** with the intent to acquire money or property from another. **Swindling is a crime** as one form of theft.*

VEP is not the first occurrence of Chairman Ford **failing to disclose** to Ford shareholders relevant information concerning his personal financial dealings. Several years ago, Ford shareholders brought a lawsuit against Chairman Ford for **failing to disclose** his purchase of millions of dollars of IPO shares offered by the Company's lead banker Goldman Sachs. As I recall, Chairman Ford and Goldman settled the lawsuit out of court. I believe that VEP is another example of Chairman Ford **failing to fully disclose** all information to shareholders.

I believe that **VEP was an estate tax-planning scheme designed and endorsed by high-ranking Company officials to deceive and mislead Common stock shareholders and the Ford Motor Company.** I believe that VEP was a scheme devised to resolve the future estate tax liabilities of Ford family members while allowing them to maintain their Class `B' shares and control of the Company. The intention of the conspirators scheme was to **"unlock"** $20 per share cash from **"locked"** Class `B' shares. This **conspiracy** paid the Ford family members $1.4 billion dollars (tax-free) of shareholder's cash from the Company's Treasury.

- **Conspiracy:** *When people work together by agreement to commit an illegal act, A conspiracy may exist when parties use* ***legal means to accomplish an illegal result*** *giving rise to a civil lawsuit for damages by someone injured by the* ***conspiracy.***

- **Conspirator:** *A person or entity who* ***enters into a plot*** *with one or more people to commit illegal acts to harm others.*

(1) Detroit News business editor Mark Truby in his June 2, 2003 expose' called VEP a **"bold stock *maneuver.*"** Using Mr. Truby's term, VEP was a **"maneuver"** that **unlocked and monetized** $20 per share cash from the Ford family's Class `B' shares converting that cash tax-free into so-called "new" (the recapitalization element of their scheme) Ford Common shares. These "new" Common shares could then be sold and converted into cash whenever needed to pay the future estate tax liabilities that many members of the Ford family faced. This tax planning scheme would prevent them from being forced to sell their super-voting majority (Dual-Class) Class `B' shares. It is their Class `B' shares that give the Ford family their control over the Company. The Ford family never, ever wants to sell any of these shares. This is what the VEP scheme was all about.

Why was this **"scheme"** necessary? Because if Ford family members were forced to sell their special Class `B' shares, they would like lose their control of the Company. Chairman Ford and his Board **"failed to disclose"** to Common stock shareholders that VEP was designed by them as an estae tax planning scheme to benefit the Ford family's interests. The scheme was designed to **"unlock"** cash from their **"locked"** Class `B' shares. This scheme was designed to resolve the future estate tax liabilities that faced the Ford family in early 2000 at the time of the Board's announcement. I believe that VEP was a **deliberate conspiracy** by the FoMoCo Board of Directors to **mislead, deceive and swindle** Common stock shareholders and the Ford Motor Company. The Board **misled** Common shareholders by announcing that VEP would **"reward"** them if they approved the Board's plan (scheme, swindle) through a vote.

**** Note: In order to understand the ramifications of the VEP scheme, one first must understand the intricacies and privileges of the Ford family's "special" Class `B' shares. Without a thorough understanding of the Company's Articles of Incorporation (which grants these "special privileges) and the Internal Revenue Code concerning estate taxes in 1999 and 2000, a reader will simply not be able to unravel the Board's scheme. Remember, the Ford family has multi-billion fortunes facing imminent estate tax liabilities. Billionaires can afford experts in tax planning and the law. It is a daunting task that faces any person who tries to understand and unravel VEP's scheme. In order to make this easier for the reader, I have included in this report three attachments that simplify the intricacies and privileges afforded Class `B' shares and the interested parties motives in the VEP scheme.

(2) The FoMoCo Board of Directors announced their VEP plan to Common stock shareholders through an April 14, 2000 Company release. The Board endorsed the approval of VEP by stating, "Today, ***we*** are pleased to announce innovative actions to **"reward"** our shareholders. The Board of Directors has approved a Value Enhancement Plan for shareholders."

There are numerous problems with the Board's statement: To the best of my knowledge, the Board never specified what their **"reward"** would be. What was their **"reward?"** Clearly, anyone analyzing the results of VEP can see that the Ford family Class `B' was **"rewarded."** But what was the **"reward"** the Board promised Common stock shareholders? Six and one-half years later, Common shareholders are still waiting for the Board's promised **"reward"** to arrive. I believe that the FoMoCo Board of Directors ***intentionally conspired to mislead*** Common stock shareholders by promising to **"reward"** them in order to gain approval of a program that was designed to favor and **"reward"** Class "B" shareholders at the expense of Common stock shareholders and the Ford Motor Company.

The two major area newspapers, the Detroit News and Detroit Free Press wrote many articles about VEP prior to the shareholder's vote, but neither newspaper was able to identify what the Board's so-called **"reward"** would be. One of the Detroit newspapers called VEP **"confusing."** Certainly, both newspapers were confused about VEP. Why confused? Simply, because there was no **"reward"** or **economic benefit** to be realized by either Common stock shareholders or the Company. *VEP was a conspiracy to defraud.*

I believe that VEP/ Recapitalization was one of the largest **swindles** in American corporate history. Not only did the FoMoCo Board of Directors **swindle** their Common stock shareholders, they depleted the Company's

valuable cash setting the Company up for the destruction it now faces. Today, FoMoCo does not have enough cash to operate through the next three years. The Company's new CEO was forced to pledge every Company (really, shareholder's) asset to borrow enough cash to stay in business through 2009. The bet on Wall Street is that Ford Motor Company will become bankrupt. I believe that the Company faces bankruptcy today due to the $5.8 billion that was depleted to cover the cost of the Ford family's estate tax planning **swindle** known as **VEP.**

Not every investor was unaware of the true intentions of VEP. In the spring and summer of 2000, some investors realized it and some journalists wrote that VEP was a scheme - an estate tax planning scheme designed to favor and benefit the Ford family that was endorsed by their hand-picked and beholden Board. Twenty-five percent of shareholders voted against VEP. I believe this was because they realized that VEP was a scheme and that there would be no **"reward"** from what was really a "cash dividend" and share recapitalization (share exchange). What's my proof?

- In June 2000, Barron's Investment Weekly published an article that discussed the details of the so-called VEP plan. That article mentioned that the largest owners of Class `B' shares were family members who in their 80's and that estate tax planning was their priority. Barron's article was a warning to investors. The article stated that VEP would allow Ford family members to **"monetize"** cash without selling their Class `B' shares. It was Barron's article that alerted me to the Board's real **intention** - that was to **swindle** Common stock shareholders and the Company.

- At that time, there were other business writers who realized that VEP was all about tax-planning and wrote similar articles stating that the Ford family would be the real winners from the Board's plan.

- In November 2000 at the Hilton Hotel in Novi Michigan, I had the opportunity to have a one-on-one discussion with auto analyst Steven Girsky at the conclusion of the annual Morgan Stanley Auto Forum. At that time, Mr. Girsky was recognized as the foremost auto analyst in the world. I felt confident that Mr. Girsky knew the truth about VEP and could confirm what I suspected. Before I could proceed further in my quest to expose the truth about VEP, I felt it was absolutely necessary to receive confirmation from an expert such as Mr. Girsky. Standing directly before Mr. Girsky, I asked him if VEP was an estate tax scheme designed to favor and benefit the Ford family at the expense of Common shareholders and the Company. Mr. Girsky confirmed to me that VEP was designed to **"unlock"** cash from Class `B' shares for the benefit of Class `B' shareholders. Mr. Girsky concluded his answer by asking me this question: "What did %iyou%i gain from VEP?" I said, "Nothing." Then Mr. Girsky said, "And now you have your answer."

- In November 2002, I contacted the business writers of the Detroit News and Detroit Free Press concerning questions I had regarding the mismanagement of FoMoCo by Chairman Bill Ford, his broken promises, such as **misleading** shareholders and investors with **predictions as to future market values** (violation of Rule 14a-9 of the Act of 1934) and the VEP/Recapitalization **swindle.** Mark Truby of the Detroit News called me and said that he was also concerned that things were not going right at Ford. He told me he was interested in reviewing all of my evidence and would investigate my claims. He also told me that he didn't understand my complaints about VEP (27 months after VEP was instituted and still confused). For the next three months, I forwarded document after document to Mr. Truby.

One morning in the spring of 2003, Mr. Truby called me to say that he agreed with my conclusion that VEP was an estate tax scheme designed to favor and benefit Class `B' shareholders at the expense of Common stock shareholders and the Company. He told me that he would write an expose' on VEP. But he also cautioned me to be realistic as to the depth that he could go with his article. Mr. Truby warned me that working for a major newspaper in Detroit had "pressures." One pressure was the influence of the Ford family - that it was difficult to publish articles that were critical of Detroit's Royal Family. I had lived in Detroit all of my life. I fully understood what Mr. Truby was saying. I asked him to write the best article he could, because I felt "an article" exposing VEP was better than "no article." I didn't consider this to be a set back. I believe that having an article published by a major Detroit newspaper from Bill Ford's backyard would give me credibility to take my story to Federal and State authorities, other newspapers around the country and law firms handling civil and Class Action lawsuits.

On June 2, 2003, Mark Truby published a front page Detroit News article exposing VEP. Mr. Truby's headline read, **"How Ford family saved dynasty."** Also, **"Bold stock *maneuver* preserves control."** Look closely at the word that Mr. Truby chose to use: he selected the word ***"maneuver."*** Remember, Mr. Truby said there were pressures concerning publishing articles about the Ford family. Go to the dictionary and look up the definition of ***maneuver.*** I believe that Mr. Truby is implying something very important about VEP to his readers, while tiptoeing

around the *pressures* of the Royal Family. Mr. Truby is a very experienced, capable writer who has since been promoted to Business Editor of the News. Mr. Truby's choice of the word **"maneuver'** is intentional and purposeful to his expose'. I believe that Mr. Truby is trying to tell his readers that VEP was a **"bold stock deception** (that) **preserves control."** Publicly traded companies are prohibited from **deceiving** their shareholders and is a felony.

It is time for Federal and State authorities to thoroughly investigate the Ford Motor Company Board of Director's and their so-called Value Enhancement/ Recapitalization Plan. This letter provides you with the names of others including one expert who can testify as to the purpose and intent of the FoMoCo's Board of Directors scheme against their Common stock shareholders.

VEP was "sold" to Common stock shareholders by the Ford family's Board of Directors as a so-called "share recapitalization" program. As a "share recapitalization" VEP did not offer Common shareholders (or the Company) an **economic benefit** or **"reward"** as the Board promised. Share recapitalization is an exchange of "old" shares for "new" shares. Ask yourself this revealing question: "How would exchanging "old" stock certificates for "new" stock certificates **add value** or "**reward**" a shareholder as the Board promised? The answer is that share recapitalization plans (exchanging "old" shares for "new" shares) do not add value or "**reward.**" That is, unless you are a Ford Class `B' shareholder.

The intention of the share recapitalization scheme was to create so-called "new" shares of Common stock. The scheme was designed to allow the Ford family to reinvest tax-free the $1.4 billion cash they received from VEP in the so-called "new" shares, - *just like common stock shareholders*, inferring that both classes of shareholders were treated equally. And with the exception of a few wise, experienced investors who knew better, most Ford shareholders were left confused trying to make sense of the plan the Board endorsed. There was no "**reward,**" and one month later, the price of the "new" Common stock was trading down near $20 per share.

The Ford family handpicked Board of Director's ***stabbed their Company, employees and Common stock shareholders in their backs***. It's time for an investigation and explanation from Chairman Bill Ford and his Board of Directors. Even though this is 6 1/2 years later, it's time for the Government to carry out its duty to protect the investing public and expose the truth concerning the destruction of one of America's greatest companies, the losses of $100 billion of shareholder's wealth and more than 50,000 American Ford workers jobs.

● The offer of $20 cash per share was not the promised "**reward**" - this $20 cash was merely a return of shareholder's capital. Proof? The price of Ford Common stock dropped $20 on the opening trade the morning that VEP was initiated. Why? Because the $20 per share cash distribution was merely a return of shareholder's capital. A return of capital and the expected subsequent drop in the shares' price is not a "**reward.**" Analyze the numbers:

$46.74/share closing price prior to VEP.

$26.74/share opening price at commencement of VEP *plus* $20/share cash or share equivalent.

The total value of a share of Ford Common stock equaled $46.74 - before and after VEP.

So, where's the "**reward**" the Board promised Common stock shareholders?

If a Common share was worth $46.74 before VEP and $26.74 plus $20 cash after, there was **no "reward."** Add up the numbers. The program was a "wash." However, if a person correctly includes the Company's depleted cash, VEP was a $5.8 billion loss.

One month after VEP was initiated, Ford Common stock traded near $20/share reflecting the $5.8 billion loss/cost of the program. Of that $5.8 billion, the Ford family got $1.4 billion cash.

● The depletion of $5.8 billion cash from the Company's Treasury guaranteed one outcome - that Wall Street would mark-down the price of Ford Common to reflect that the Company was $5.8 billion dollars less valuable *after* VEP than before. The depletion of the cash guaranteed a subsequent mark-down in the price of Common shares. How could the loss of $5.8 billion of shareholder's cash along with the lower stock price be a "**reward**" as

the Board of promised?

A share recapitalization, the exchange "old" shares for "new" shares, does not "**reward**" nor create one cent of economic value for the Company or its shareholders. I believe VEP was a **conspiracy to defraud, mislead and swindle** Common stock shareholders and the Ford Motor Company by the Company's Board of Directors.

Common stock shareholders are still waiting for Chairman Bill Ford and his Board of Directors to deliver the "**REWARD**" they promised Common stock shareholders on April 14, 2000. The closing price of Ford Common stock immediately prior to VEP's commencement was $46.74. Today, the price of Ford Common stock is $8. Shareholders have waited 6 1/2 years for their "**reward.**" When will Chairman Ford and his Board deliver the "**reward**" they promised their shareholders? It is time for Federal and State authorities to investigate the circumstances of VEP that destroyed the Company, its employees and shareholders.

For Chairman Ford and his Board to publicly state that VEP would "**REWARD**" shareholders was ***intentionally misleading and deceptive*** in order to receive approval from unsuspecting and trusting Common stock shareholders. For the Board to promise shareholders that VEP would "**reward**" them would be the equivalent of believing that a two-for-one stock split would result in the shareholder being twice as wealthy after the split. Share **recapitalization** like stock splits offer ***no economic value*** either to the company or its shareholders. Additionally, knowledgeable investors realize that the depletion of a company's cash only results in the company being less valuable, not more valuable (and not a **reward**).

As I wrote earlier in this letter, in November 2002, I sent my evidence to Detroit News Business editor Mark Truby. After reviewing and investigating the evidence, Mr. Truby agreed with my conclusion and wrote a front page Detroit News expose' on VEP. Mr. Truby's headline read, "How Ford family saved dynasty. Bold ***stock maneuver*** preserves control."

Again, Mr. Truby's headline read: "How Ford family saved dynasty. Bold ***stock maneuver*** preserves control." There is nothing in Mr. Truby's headline about a "**reward**" for Common stock shareholders.

What is Mr. Truby telling his readers? Analyze what he wrote: "Bold stock ***maneuver*** preserves control." Bold stock "***maneuver***?" Think about it: when it comes to publicly traded companies, the words "**bold**" and "**maneuver**" should never appear in the same sentence with the word "**stock.**"

What is the definition of the word ***maneuver***? ***maneuver:*** 1. A clever or crafty tactic; ploy. 2. Devious act; an action, especially a devious or deceptive one, done to gain advantage. *One of his little maneuvers to try to stay in total control.* 3. Manipulate somebody or something: *to manipulate somebody or something to gain advantage.* 4. To behave deviously: *to use devious means in order to gain advantage.* 4. To position, or steer skillfully or adroitly.

A synonym means: a word *meaning the same* as another. What are the synonyms for the word ***maneuver***? ***Trick, plot, scheme, tactic, contrive.***

What is Detroit News editor Mark Truby saying? Substitute Mr. Truby's choice of the word "**maneuver**" with its definitions and synonyms:

"Bold stock ***tactic*** preserves control"

"Bold stock ***ploy*** preserves control"

"Bold stock ***manipulation*** preserves control"

"Bold stock ***devious act*** preserves control"

"Bold stock ***deception*** preserves control"

"Bold stock ***advantage*** preserves control"

"Bold stock ***trick*** preserves control"

"Bold stock ***plot*** preserves control"

"Bold stock ***contrivance*** preserves control"

Should the Board of Directors of a publicly traded company devise and endorse a stock program that is ***bold, a tactic, ploy, devious act, deception, advantage, trick, plot or contrivance***? It seems to me that Chairman Bill Ford, former CEO Jac Nasser and their Board of Directors did just that.

I respectfully request that the SEC approve Linda Joanette's shareholder proposal and that the Agency and State authorities begin an investigation into the circumstances of the Ford Motor Company Board of Director's August 2000 Value Enhancement/Recapitalization Plan.

[STAFF REPLY LETTER]

March 19, 2007

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Ford Motor Company

Incoming letter dated January 12, 2007

The proposal requires the board to appoint an independent legal advisory commission to investigate "Security Law violations associated with VEP."

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ford relies.

Sincerely,

/s/

Ted Yu

Special Counsel

NO-ACT, WSB File No. 0116200703, AES Corp. (Jan. 09, 2007)

AES Corp.

Public Availability Date: January 09, 2007

WSB File No. 0116200703

Fiche Locator No. (None)

WSB Subject Category: 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

December 8, 2006

Via Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re: Omission of Shareholder Proposal by Dwayne G. Ingalls for Inclusion in the Proxy Statement of The AES Corporation pursuant to Rule 14a-8

Ladies and Gentlemen:

We represent The AES Corporation, a Delaware corporation (the "Company"), in connection with the above-referenced shareholder proposal (the "Proposal"). This no-action letter is submitted pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and sets forth the reasons for excluding the Proposal from the Company's proxy statement (the "Proxy Statement") relating to its 2007 Annual Meeting of Stockholders, which is currently scheduled to be held on April 26, 2007. A copy of the Proposal and supporting statement is attached hereto as Exhibit A.

As described below, the Company believes that the Proposal may be omitted from its Proxy Statement in accordance with Rule 14a-8(i)(4) as the Proposal relates to the redress of a personal grievance and Rule 14a-8(i)(7) since the Proposal also deals with a matter relating to the Company's ordinary business operations and requests the staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the

"Commission") to confirm that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Statement.

In accordance with Rule 14a-8(j), six copies of this letter, including the Proposal attached as Exhibit A hereto, are being submitted to the Staff no later than eighty calendar days prior to the date the Company will file the Proxy Statement with the Commission, which will be no earlier than March 1, 2007. By copy of this letter and the attachments, the Company has notified the Proponent of its intention to omit the Proposal from the Proxy Statement.

I. The Proposal

The Proposal requests that the board of directors of the Company (the "Board") include the following resolution in the Proxy Statement:

"BE IT RESOLVED: Shareholders request the board create an ethics oversight committee of independent directors for the purpose of monitoring the company's business practices to insure compliance with applicable laws, rules and regulations of the federal, state, local governments, and the AES Code of Business Conduct, including retaliation protection for employees making a good faith report or concern of possible misconduct." [1]

II. Exclusion of the Proposals is permitted under Rule 14a-8

A. Rule 14a-8(i)(4) - The Proposal and supporting statement relate to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a registrant may properly exclude a shareholder proposal from its proxy statement "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large."

The Proponent was employed by a number of subsidiaries of the Company beginning in 1990 until his employment was terminated in May 2004. At the time his employment was terminated, the Proponent was a vice president of one of the Company's regulated utilities, Indianapolis Power and Light Company ("IPL"). In January 2005, the Proponent filed a claim against the Company, IPL and IPL's parent holding company, IPALCO Enterprises, Inc., in the Marion County Superior Court in the State of Indiana, alleging: (i) breach of employment contract, (ii) wrongful termination/retaliatory discharge, (iii) failure to pay all wages owed (which claim was subsequently dismissed pursuant to summary judgment) and (iv) defamation. The litigation is ongoing.

Since the termination of his employment, in addition to his lawsuit against the Company and its subsidiaries, the Proponent has contacted and/or filed grievances with numerous government agencies and public officials alleging various improper acts by the Company and its subsidiaries (none of which relate to the Proponent's employment or termination) including: the United States Environmental Protection Agency, the United States Federal Energy Regulatory Commission ("FERC"), the Indiana Utility Regulatory Commission, the Indiana Office of Utility Consumer Counselor, the Governor of Indiana, the Indiana Inspector General and the Indianapolis Fire Department. The Staff should take note that, to the Company's knowledge, in none of these instances has the Proponent's efforts resulted in any enforcement action by any government agency or official, much less any finding that the Company or any of its subsidiaries engaged in any illegal or improper conduct. In fact, the FERC has informed the Company's counsel that it has dropped its investigation of the Proponent's allegations that were submitted to the agency.

The Proponent also has attempted to air his grievances against the Company in other ways. He has accused the Company and its subsidiaries of wrongdoing in two local television news spots, including an accusation that the Company was somehow responsible for exploding manhole covers in Indianapolis in 2005. He has also appeared in downtown Indianapolis during the Christmas season dressed in a Santa suit and handing out flyers

accusing the Company of alleged wrongdoing. A copy of the flyer is attached as Exhibit B hereto.

In fact, earlier this year the Proponent submitted to the Company under state law a similar shareholder proposal in connection with the Company's 2006 Annual Meeting of Stockholders. The Proponent's prior proposal requested the Board to implement a policy mandating that an independent review and audit of the effectiveness of, and adherence to, The AES Corporation Code of Business Conduct and Ethics (the "Code of Ethics") be conducted in 2006 and every two years thereafter. The Company allowed the Proponent to present his proposal in person at the annual meeting which he did. Although the proposal was not put to the stockholders for a vote, a standing committee of the Board considered the proposal at a subsequent meeting and decided not to implement such a policy.

The current Proposal is merely the latest effort in the Proponent's campaign to seek redress for his personal grievances relating to the termination of his employment. In fact, the issues in dispute in the Proponent's lawsuit against the Company form the purported basis for his Proposal. The Proponent essentially alleges in the litigation that he was terminated after he alerted Company management, including the CEO of the Company, of alleged Company wrongdoings. In the recitals of the Proposal, without specifically naming himself, the Proponent explicitly references his alleged retaliatory termination as justification for his Proposal: [2]

"Whereas: ...

- In May 2003 the board adopted The AES Corporation Code of Business Conduct and Ethics ('Code'), which provides that 'The Company will not tolerate any retaliation against any AES person making a good faith or genuine report or concern.'; and

- From July 2003 through February 2004, a vice president of Indianapolis Power and Light Company ('IPL') personally met and communicated with AES CEO Paul Hanrahan to discuss ethical issues related to IPL; and

- In February 2004, this same vice president of IPL reported a Code violation involving senior management of IPL; and

- In March 2004, this same vice president of IPL was fired from AES companies by AES Vice President and IPL CEO, Ann Murtlow, after 14 years of international assignments; and

- On October 31, 2005, IPALCO Enterprises reported that IPL had resolved certain accounting issues raised by a government agency via a consumer credit of $10,000,000 and by 'voluntarily' changing its account reporting;..."

The Company notes that the purported "Code violation involving senior management of IPL" was investigated promptly by the Company after it was communicated by the Proponent. This allegation and other allegations raised by the Proponent were thoroughly investigated by the Company in connection with the discovery process of the litigation. In each instance, the Company has determined all of these allegations to be without merit.

The Staff has repeatedly stated that a proposal may be excluded "if it appears from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *SEC Release No. 34-19135 (October 14, 1982)* In fact, even in those situations where the proposal did not on its face evidence a personal claim or grievance, but rather was "drafted in such a way that it might relate to matters which may be of general interest to all security holders," the Staff has granted no-action relief to exclude the proposal where the company has presented facts which demonstrate that the proposal is an attempt to redress a personal grievance or further a personal interest. *Id.* In our and the Company's opinion, the Proponent's Proposal clearly fits squarely within the parameters of Rule 14a-8(i)(4) permitting exclusion of the Proposal from the Company's Proxy Statement because both the facts provided by the Company in this letter and the recitals to the Proposal itself clearly demonstrate that the Proposal is just another attempt by the Proponent to redress his personal grievance against the Company.

The Proposal may also be excluded because it is designed to result in a personal benefit to the Proponent. Since the Proposal specifically refers to "retaliation protection for employees making a good faith report or concern of possible misconduct," the Proposal clearly seeks a personal benefit as the Proponent could use the establishment of the proposed committee to obtain yet another investigation of the Proponent's claims in his

litigation against the Company. While the Company has no doubt that another investigation would once again refute the Proponent's claims, this does not change the fact that the shareholder proposal process is not an appropriate vehicle to gain leverage in the Proponent's lawsuit against the Company.

Furthermore, the Company believes that the Proposal provides no benefits that would "be shared by the other shareholders at large" because, like many public companies, the Company already has a number of mechanisms in place designed to ensure compliance with laws, rules and regulations. These mechanisms are more fully described Section II.B below and are incorporated into this paragraph by reference. In light of these policies and practices, the Proposal will not yield any benefit to the shareholders at large because the proposed committee would simply be duplicative of the functions that have already been established by the Company's management and the Board. The Company also notes that, other than the Proponent, no other stockholder has ever requested the Company, either formally or informally, to adopt a proposal similar to the Proponent's Proposal.

Numerous no-action letters issued by the Staff support the Company's request for no-action was well. In *The Southern Company (Jan 21, 2003)*, the Staff similarly granted no-action relief based on the personal grievance exclusion to The Southern Company ("Southern") in connection with its request to exclude from its proxy statement a shareholder proposal which would have required the formation of a shareholder committee for the purpose of investigating complaints against Southern's management. In that instance, the proponent was a former employee of one of Southern's subsidiaries who was laid off as part of a workforce reduction. While the proposal itself was drafted in terms of appearing to be of interest to stockholders in general, the Staff granted the no-action relief based upon the facts presented by Southern which demonstrated that the proposal was another attempt by a disgruntled employee to redress his personal grievances against Southern. In *Merck & Co., Inc. (Jan. 22, 2003)*, the Staff also granted no-action relief based on the personal grievance exclusion in connection with Merck's request to exclude from its proxy statement a shareholder proposal which requested, among other thing, the board of directors to establish strict standards of competence, personal and professional integrity and to appoint a council approved by the stockholders to review disputes and other issues regarding filling research and development positions, scientific priorities and ethical conduct and to carry out corrective measures in cases of demonstrated incompetence and professional misconduct. In *Merck*, the proponent was a former Merck employee whose supporting statement attached to the proposal accused various employees of Merck with incompetence, plagiarism and wrongful termination. *See also Exxon Mobil Corp. (March 05, 2001)* (proposal would require the establishment of a committee to investigate and review sexual activities on corporate property by company personnel, and to take remedial action); *Phillips Petroleum Co., (March 12, 2001)* (proposal would require the company to prepare a midyear shareholder report annually); *Texaco Inc., (March 18, 1993)* (proposal would limit the compensation paid to executives and former employees acting as consultants to an amount that is not more than 25 times the compensation paid to its lowest paid employee); *Pyramid Technology Corp., (December 04, 1992)* (proposal recommended that the company adopt a policy against entering into any golden parachute agreements with officers and directors unless such agreements are approved by the shareholders of the company); and *Cabot Corp. (November 08, 1988)* (proposal would require to the establishment of an ethics committee and the repeal of provisions in the company's restated certificate of incorporation regarding limitation on liability and indemnification of directors).

Based on the facts provided by the Company in this letter, the language of the Proposal itself and the precedent set forth in the no-action letters referenced above, we and the Company are of the opinion that the Proposal may be excluded from the Company's Proxy Statement based on the personal grievance exclusion set forth under Rule 14a-8(i)(4).

B. Rule 14a-8(i)(7) - The Proposal deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may properly exclude a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the conduct of the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *SEC Release No. 34-40018 (May 21, 1998)*. This policy, the Staff stated, rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the Proposal seeks to 'micro-manage' the Company by probing too

deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In this case, both considerations support the Company's no-action request.

With regard to the first consideration noted above, the fundamental task at issue is that of monitoring the Company's business practices to ensure compliance with applicable laws, rules and regulations and the Company's Code of Ethics. The Staff should note that AES is one of the world's largest global power companies with operations on five continents in twenty-six countries and annual revenue in 2005 of $11.0 billion. As the Staff is no doubt aware, the energy industry is heavily-regulated and concerns relating to regulation and compliance are central both to the Company's core competencies as well as its day to day operations. In fact, the Company's ability to generate, distribute and sell power in any country requires an extensive understanding of the applicable national, provincial and municipal regulations. For these reasons, the Company believes that compliance with laws, rules and regulations and monitoring business practices to ensure such compliance is "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

The second consideration noted above - whether a proposal seeks to micromanage complex company matters --also supports the Company's no-action request because the Proposal's seeks to prescribe the manner by which the Company monitors its compliance with applicable laws, rules and regulations, as well as its Code of Ethics. As part of its ordinary day-to-day business, the Company's management, at the direction and oversight of the Board, determines the appropriate means for achieving the Board's and management's compliance monitoring functions. The Board provides this direction and oversight primarily through its Financial Audit Committee (the "Audit Committee") which is comprised of at least 3 directors all of whom are independent within the meaning of Section 10A of the Exchange Act. [3] Under its charter, a copy of which is attached hereto as Exhibit C (the "Audit Committee Charter"), the Audit Committee is charged with monitoring the Company's Code of Ethics, especially as it relates to conflicts of interest, related party transactions and illegal acts, and establishing procedures for the receipt, retention, treatment and review of complaints received by the Company regarding accounting, internal accounting controls, auditing and code of ethics matters, and the confidential, anonymous submission by employees of concerns regarding such matters. The Audit Committee Charter also calls for the Audit Committee to regularly review internal controls designed to prevent fraudulent business practices and ensure compliance with legal and regulatory requirements. The Audit Committee Charter permits the Audit Committee to retain outside advisors in connection with the performance of its duties. Toward these ends, the Audit Committee has taken the following actions:

- Creating and overseeing the AES Ethics and Compliance Department which has responsibility for training, communicating, monitoring and enforcing compliance with certain laws and the Company's Code of Ethics in order in order to maintain an effective ethics and compliance program;

- Establishing and publicizing a helpline reporting system and adopting procedures for the treatment of complaints;

- Disseminating the Company's Code of Ethics which encourages AES employees to report questions and concerns and explicitly forbids retaliation in response to such reports;

- Reviewing and overseeing regularly (at least quarterly) the progress of internal controls, internal investigations, audits, and training programs undertaken by the Company's Internal Audit Group, Legal Group and the AES Ethics and Compliance Department, which are designed to ensure compliance with the principal legal requirements applicable to the Company; and

- Review regularly the Company's Financial Processes and Controls Group relating to the Company's compliance with Section 404 of the Sarbanes Oxley Act of 2002. [4]

As noted above, the Company's position is that each of the allegations of wrongdoing raised by the Proponent and set forth in the recitals of the Proposal were processed in accordance with the Company's policies and procedures and/or investigated in connection with the litigation and were found to be without merit.

In a long line of no-action letters, the Staff has consistently declined to recommend enforcement action against companies that omitted shareholder proposals requesting that the board of directors undertake actions to ensure compliance with legal requirements related to ordinary business operations. For instance, in *Monsanto Company*

(Nov. 03, 2005), the shareholder proposal, which is practically identical to the Proponent's Proposal, called for the board of directors to create an ethics oversight committee of independent directors for the purpose of monitoring the company's domestic and international business practices to ensure compliance with the company's code of business conduct and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act. The Staff in *Monsanto* granted the company no-action relief in omitting the proposal form its proxy statement under the ordinary business exception "(i.e., general conduct of a legal compliance program)."

See also: Hudson United Bancorp (Jan. 24, 2003) (proposal requested the board of directors to appoint an independent shareholders committee to investigate possible corporate misconduct; *Allstate Corp. (Feb. 16, 1999)* (proposal would require establishing an independent shareholder committee to investigate and prepare a report on whether there has been illegal activity by the company); *Citicorp (Jan. 9, 1998)* (proposal requested the board of directors to form an independent committee of outside directors of the company to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts); *Humana Inc. (Feb. 25, 1998)* (proposal urged the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Crown Central Petroleum Corp. (Feb. 19, 1997)* (proposal requested that the board investigate whether the Company and its franchisees are in compliance with applicable laws regarding sales of cigarettes to minors *); Lockheed Martin Corp. (Jan. 29, 1997)* (proposal requested the audit and ethics committee to evaluate whether the company has a legal compliance program that is adequate to prevent and respond to violations of law, particularly with respect to laws and regulations that concern conflicts of interest and hiring of former government officials and employees, and to prepare a report on its findings); *Xerox Corp. (Feb. 29, 1996)* (proposal requested the board of directors to appoint a committee to review and report on the company's adherence to human rights and environmental standards with respect to its overseas business); *AT&T (Jan. 16, 1996)* (proposal requested the board of directors to initiate a review of the company's maquiladora operations, including the adequacy of wage levels and environmental standards and practices, and to make the summary report available to shareholders); *Southern Co. (Brown) (Mar. 13, 1990)* (proposal urged the company to contract an unbiased outside agency to review each allegation of past unethical activities and prepare a report for review by stockholders; in its response the Staff stated "In this regard, questions with respect to which matters involving the Company's operations should be investigated and particularly the means used to investigate the Company's operations appear to involve ordinary business decisions"); *Newport Pharmaceuticals International, Inc. (Aug. 10, 1984)* (proposal recommended that the board of directors appoint an independent special committee to investigate violations of laws by officers and directors, misuse of corporate funds, compensation to key executive officers, etc.).

Based upon the precedent of the Staff's no action letters set forth above and the facts provided by the Company in this letter, we and the Company are of the opinion that the Proposal may be excluded from the Company's Proxy Statement in accordance with Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, we and the Company hereby respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's Proxy Statement under Rules 14a-8(i)(4) and 14a-8(i)(7).

If you have any questions regarding this matter or require additional information, please contact the undersigned at (202) 508-8025, John Berkery at (212) 848-7765, Brian Miller, General Counsel, Corporate Secretary and Executive Vice President of the Company or Zafar Hasan, Assistant General Counsel of the Company at (703) 682-1110.

Very truly yours,

/s/

Abigail Arms

Encl.

cc: Mr. Brian Miller, The AES Corporation

Mr. Zafar Hasan, The AES Corporation

John Berkery, Shearman & Sterling LLP

[APPENDIX]

AES SHAREHOLDER PROPOSAL 2007

ETHICS OVERSIGHT COMMITTEE

Submitted by Dwane G. Ingalls, 1600 S. Paddock Road, Greenwood, Indiana 46143

Whereas:

- The KPMG 2005-2006 Integrity Survey reported that 74% of US employees observed misconduct in the workplace with half reporting that what they had observed could cause a significant loss of public trust if discovered; and

- In May 2003, the board adopted The AES Corporation Code of Business Conduct and Ethics ("Code"), which provides that "The Company will not tolerate any retaliation against any AES person making a good faith or genuine report or concern."; and

- From July 2003 through February 2004, a vice president of Indianapolis Power and Light Company ("IPL") personally met and commanicated with AES CEO Paul Hanrahan to discuss ethical issues related to IPL; and

- In February 2004, this same vice president of IPL reported a Code violation involving senior management of IPL; and

- In March 2004, this same vice president of IPL was fired from AES companies by AES Vice President and IPL CEO, Ann Murtlow, after 14 years of international assignments; and

- On October 31, 2005, IPALCO Enterprises reported that IPL had resolved certain accounting issues raised by a government agency via a consumer credit of $10,000,000 and by "voluntarily" changing its account reporting; and

- In July 2006 the International Business Ethics Institute reported that creating a safe environment where employees can raise concerns about possible misconduct without experiencing retaliation is lacking in most business ethics programs.

BE IT RESOLVED: Shareholders request the board create an ethics oversight committee of independent directors for the purpose of monitoring the company's business practices to insure compliance with applicable laws, rules, and regulations of the federal, state, local governments, and the AES Code of Business Conduct and

Ethics, including retaliation protection for employees making a good faith report or concern of possible misconduct.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron, WorldCom, and Tyco. In cases like these, it is often discovered that employees were reluctant to report unethical actions for fear of losing one's job. The Sarbanes-Oxley Act is not enough. A company needs employees to become the ethical eyes and ears of the company, encouraging internal disclosures to make the company aware of potentially damaging conditions before they become a crisis. It is in the shareholders interest to ensure employees at all levels that they should and can report unethical activity without fear. To have a reporting policy that expressly prohibits any retaliation, and even the appearance of a practice that does not, only ensures that the first responsible communication will be the last. That is a most dangerous proposition for shareholders who depend upon responsible policy and oversight of company ethics. Clearly, such oversight of a large multinational company like AES requires the involvement of fiduciaries without any direct financial interest in the company. An oversight committee comprised of independent directors would provide the additional protection and guidance necessary to maintaining AES as a responsible and profitable company.

[INQUIRY LETTER]

December 13, 2006

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re: No-Action Letter Sought by The AES Corporation with regards to a Shareholder Proposal by Dwane G. Ingalls for Inclusion in the Proxy Statement of The AES Corporation pursuant to Rule 14a-8

Dear Securities and Exchange Commission Staff:

I present these comments subsequent to the no-action letter submitted by The AES Corporation ("AES") dated December 8, 2006. I am a former vice president of several AES subsidiaries and a former Director of IPALCO Enterprises, Inc., which is also a subsidiary of AES. It is unfortunate that AES has undertaken a campaign to malign me in their above mentioned letter with numerous unsubstantiated allegations that have absolutely no relevance to their request. No doubt, it is AES' hope that these efforts will win them a favorable reaction from the SEC. As the allegations are irrelevant, I will not address them specifically. Likewise, I will not respond in kind.

While I am a former employer of AES, I am also a shareholder of AES. As a concerned shareholder of AES, I properly submitted the attached shareholder proposal (the "Proposal") to be included in the company's 2007 proxy statement (see Exhibit A). In particular, this Proposal is drafted to greatly benefit AES shareholders at large through AES employee reports of misconduct. The importance of such a proposal is without question given that this country has seen the demise of numerous public companies over recent years which involved non-disclosures of substantial internal observations of misconduct.

AES state two rationales for omitting my Proposal, to which I comment further:

1. Rule 14a-8(i)(4) - The Proposal and supporting statement relate to the redress of a personal claim or grievance against the Company

AES would have the SEC believe that the Proposal is related to a redress of a personal grievance related to my termination of employment with AES; however, AES provides no reasonable supporting evidence. The Proposal clearly deals with current employees, not former employees like me, and therefore does not extend a personal benefit to me as AES claims. The Proposal seeks no personal benefit to me other than the benefit to be extended to all shareholders. The Proposal makes NO allegations. The Proposal relies solely upon factual statements to which AES has not denied. Certainly the intent of proxy rules is not to prohibit former employees from exercising their proxy rights as a shareholder on the mere basis that they have direct knowledge as a former employee.

AES implies that the Proposal is a redress of a shareholder proposal presented by me in 2006. Again, that position is not supported. In fact the unrelated 2006 proposal was not put to the stockholders for a vote at the request of AES.

AES suggests that the Proposal would not provide a benefit to the shareholders at large because the company has sufficient mechanisms in place to provide the benefit being sought. However, I have provided factual statements that clearly question the company mechanisms in place and shareholders should be allowed to consider the improvement proposed.

2. Rule 14a-8(i)(7) - The Proposal deals with matters relating to the Company's ordinary business operations.

AES argues that shareholders should not have oversight of the company's compliance with laws, rules, regulations, and presumably its own Code of Ethics which is prominently available on their website to add a sense of confidence in the company to shareholders. It is precisely these activities that shareholders must rely upon. The Proposal does not intrude upon day-to-day management, but rather asks for specific oversight by the Board to an issue that is fundamental to shareholders. Certainly the former shareholders of the numerous failed companies like Enron would adamantly disagree with AES on this point. One would hope that reports of misconduct voiced by employees are not an ordinary business operation.

AES argues that the Proposal seeks to micromanage complex company matters. Ethics and the improper suppression of employee misconduct reporting are not complex issues to shareholders. Further, the Proposal does not "prescribe the manner by which the Company monitor its compliance", but rather merely asks for a defined group to provide oversight that is currently lacking to an issue that is paramount to all shareholders.

Conclusion

The face of the Proposal is clearly relevant to all shareholders and its purpose obvious. That is, to provide AES shareholders the realized benefit of employee reports of misconduct that will only be forthcoming if genuine employment protection is afforded to employees. Extensive studies have shown that employees are often in the best position to thwart off misconduct damaging to the company and potential devastating to shareholders.

AES has the burden to demonstrating that it is entitled to exclude my Proposal. AES is relying solely upon unsupported/unrelated allegations, proposed suppositions, and conspiracy theories to deny me my proxy rights. The acceptance of such a loose standard of demonstration only ensures public companies broad and effectively unilateral approval rights to shareholder proxy requests.

AES has not reasonable demonstrated that it is entitled to exclude the Proposal and I therefore request that the SEC deny AES its no-action letter request.

You may contact me with any questions regarding this matter at (317) 885-6999.

Sincerely,

/s/

Dwane Ingalls

Encl.

Cc: The AES Corporation

c/o Abigail Arms

Shearman & Sterling LLP

801 Pennsylvania Ave., NW

Washington, D.C. 20004-2634

[INQUIRY LETTER]

January 3, 2007

Via Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re: Reply of The AES Corporation to Response Letter from Dwane Ingalls Regarding the Exclusion of his Shareholder Proposal

Ladies and Gentlemen:

On December 8, 2006, The AES Corporation (the "Company") submitted a letter (the "Initial Letter") to the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") requesting that the staff of the Commission ("Staff") concur with the Company's position that it may omit from its proxy statement for its 2007 Annual Meeting of Shareholders (the "Proxy Statement") the shareholder proposal (the "Proposal") and statement in support thereof received from Dwane G. Ingalls (the "Proponent").

In response to the Initial Letter, the Proponent delivered to the Division, a letter dated December 13, 2006 (the "Response Letter") in which the Proponent comments that the Proposal "... seeks no personal benefit ..." and that "reports of misconduct voiced by employees are not an ordinary business operation." In our view, Mr. Ingalls' arguments in his December 13, 2006 letter are without merit and do not adequately address the arguments and

precedent cited in the Initial Letter.

Rule 14a-8(i)(4) - The Proposal and supporting statement relate to the redress of a personal claim or grievance against the Company.

The Proponent does not dispute the Company's numerous factual statements about his contacts and filed grievances with numerous government agencies and public officials, nor does he dispute the Company's assertion that the Proposal relates to a personal grievance against it, an assertion supported by the existence of the January 2005 claim filed by the Proponent in the Marion County Superior Court in the State of Indiana referenced in the Initial Letter (*Ingalls vs. The AES Corporation, et al.*, Marion County Superior Court, Cause No. 49D130407PL001287, Jan. 2005). Further, the Proponent provides no support for either his position or his claim that the Company's allegations are false.

As evidence that the Proponent has conducted a campaign to harass the Company since the termination of his employment by, among other things, contacting and/or filing grievances with numerous government agencies or officials alleging various improper acts by the Company and its subsidiaries, attached hereto as Exhibit A are (i) a copy of a complaint against Indianapolis Power & Light Company ("IPL") filed by the Proponent with the Indiana Utility Regulatory Commission in July 2005, seeking the opening of a rate case, the immediate suspension of all dividend payments from IPL to the Company and an investigation into other conduct by IPL as alleged in the complaint and (ii) a response letter from the Indiana Utility Regulatory Commission to the Proponent explaining to the Proponent that he lacks standing to bring the complaint since he lives outside IPL's service territory and is not a customer of IPL. We do not wish to inundate the Staff with all of the documentation supporting each of the Company's factual statements, however, the Company will provide any additional documentation if the Staff so requests.

Moreover, contrary to the Proponent's assertion, the Company does not argue that the proxy rules prohibit former employees from exercising their rights as a shareholder on the mere basis that they have direct knowledge as a former employee. Rather, the Company argues that the Proposal and supporting statement relate to the redress of Mr. Ingalls' personal grievance against the Company and therefore is excludable from the Proxy Statement under Rule 14a-8(i)(4) as interpreted by the Commission and its Staff. The Company cited several precedents in support of its position, in particular the no-action letter issued to *The Southern Company (Jan. 21, 2003)* in which the Staff cited Rule 14a-8(i)(4) as the basis for relief. The facts of the Southern Company letter are outlined in the Initial Letter and are similar to the facts here. Mr. Ingalls, like the proponent in The Southern Company, is a former employee of a subsidiary of the public company. Like the proponent in the The Southern Company, Mr. Ingalls has attempted to draft the proposal in terms of appearing to be of interest to stockholders in general. However, as discussed in the Initial Letter, the proposal would not benefit stockholders in general since AES already has a process in place to handle claims regarding the Company, a process that is overseen by the Board of Directors and the Financial Audit Committee. The fact that the Proponent apparently does not agree with the process does not transform the Proposal into a proposal that is of interest to stockholders in general.

Rule 14a-8(i)(7) - The Proposal deals with matters relating to the Company's ordinary business operations.

As detailed in our Initial Letter, the Proposal is excludable from the Proxy Statement because it relates to the conduct of the Company's ordinary business operations. The Staff consistently has permitted companies to exclude shareholder proposals that request boards of directors to undertake actions to ensure compliance with legal requirements because such proposals relate to ordinary business operations. Again, the Proponent has not cited any precedent to support his position. The no-action letter issued to the *Monsanto Company* (November 3, 2005) that we discussed in our Initial Letter fully supports our view that compliance with the law, including handling of "reports of misconduct voiced by employees" constitutes ordinary business as does the long history of other precedent, including the precedent discussed or cited in the Initial Letter.

Conclusion

Based on the foregoing and our Initial Letter, the Company hereby requests confirmation that the Staff will not recommend any enforcement action to the Commission if it excludes the Proposal from its Proxy Statement in reliance upon Rules 14a-8(i)(4) and 14a-8(i)(7).

If the Staff has any questions, please contact me at (202) 508-8025, John Berkery at (212) 848-7765, Brian Miller, General Counsel, Corporate Secretary and Executive Vice President of the Company or Zafar Hasan, Assistant General Counsel of the Company at (703) 682-1110.

Very truly yours,

/s/

Abigail Arms

Attachments

cc: Mr. Brian Miller, The AES Corporation

Mr. Zafar Hasan, The AES Corporation

John Berkery, Shearman & Sterling LLP

Dwane G. Ingalls

[STAFF REPLY LETTER]

January 9, 2007

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: The AES Corporation Incoming letter dated December 8, 2006

The proposal requests the board create an ethics oversight committee of independent directors to monitor the company's compliance with applicable laws, rules and regulations of the federal, state, local governments, and the AES Code of Business Conduct and Ethics.

There appears to be some basis for your view that AES may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if AES omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AES relies.

Sincerely,

/s/

Ted Yu

Special Counsel

[1] Although the Proposal requests the creation of an ethics committee, the Proposal states that the purpose of the committee is to monitor the Company's business practices "to insure compliance with applicable laws, rules and regulations."

[2] After due inquiry, the Company is unaware of any other individual who could be the vice president referred to in the recitals of the Proposal and further asserts that in the event that the Proponent is referring to another person in the recitals, the Company denies those allegations as well.

[3] Furthermore, the Nominating and Corporate Governance Committee of the Board, pursuant to its charter, reviews the performance of each director, including those on the Audit Committee.

[4] In addition, the Board publicizes e-mail addresses for stockholders to send communications through the Company's Corporate Secretary to the non-management directors and/or the four standing committees of the Board. Any stockholder may express concerns or complaints using these emails which are forwarded onto the Board for consideration if the email represents a proper subject for Board consideration. Bi-annually, and regardless of subject matter, a copy of all such emails is presented to the Nominating and Corporate Governance Committee of the Board.

NO-ACT, WSB File No. 030298034 , Humana Inc., (Feb. 25, 1998)

Humana Inc.

Public Availability Date: February 25, 1998
WSB File No. 030298034
Fiche Locator No. 2865F14
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a), Rule 14a-8
------------------Washington Service Bureau Summary------------------

"...A shareholder proposal, which requests that this company's board of directors oversee an anti-fraud compliance committee that has the authority to take such actions as hire independent experts and consult with appropriate government agencies relating to the company's compliance program, may be omitted from the company's proxy material under rule 14a-8(c)(7). The staff particularly notes that the proposal and supporting statement do not focus on any violations involving fraud by the company."

[LETTER OF INQUIRY 1]

January 9, 1998

BY HAND

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Humana Inc.

1998 Proxy Statement and Form of Proxy

SEIU Master Trust Shareholder Proposal

Ladies and Gentlemen:

We are writing to you on behalf of Humana Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(d) and Rule 14a-8(e) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended.

By letter dated November 26, 1997, SEIU Master Trust (the "Proponent") submitted a proposed shareholder resolution (the "Resolution") and supporting statement (collectively, the "Proposal") for inclusion in the Company's proxy materials to be distributed in connection with its 1998 annual meeting of shareholders.

As further discussed below, the Company believes it may properly omit the Proposal from its 1998 annual meeting proxy materials because the Proposal relates to the Company's ordinary business operations and contains false or misleading statements.

By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Company's 1998 annual meeting proxy materials.

Enclosed please find six additional copies of this letter and seven copies of the Proposal and its cover letter. Please date stamp one copy of each of these documents and return them to the messenger delivering this letter.

I. The Proposal relates to the Company's ordinary business operations within the meaning of Rule 14a-8(c)(7).

Rule 14a-8(c)(7) provides that a "registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy ... if the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Commission has stated that in interpreting Rule 14a-8(c)(7), "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Securities Exchange Act Release No. 20091 (August 16, 1983).

In addition, the Division of Corporate Finance (the "Division") has stated that "questions with respect to which matters involving the [registrant's] operations should be investigated and particularly the means used to investigate the [registrant's] operations appear to involve ordinary business decisions." *The Southern Company* (publicly available March 13, 1990) (no action letter granted concerning proposal that registrant hire an independent outside agency to review allegations of "past unethical activities"). *See also Newport Pharmaceuticals International Incorporated* (publicly available August 10, 1984) (issuing no-action letter where, pursuant to Rule 14a-8(c)(7), registrant omitted a proposal recommending that its board appoint a committee to investigate whether its officers or directors had violated state or federal law and whether corporate funds had been expended for illegal or fraudulent purposes).

Here, the Proposal "urges" the Company's board of directors to appoint a committee of outside directors to oversee the Company's corporate anti-fraud compliance program. The Proposal further states that the committee "shall have the authority and obligation to hire independent experts and to consult with appropriate government agencies to assist with the annual review of the Company's compliance program" and issue a report on its findings to shareholders. It appears, based on the Proponent's supporting statement that. "non-compliance by senior officials would, if it occurred, post the gravest threat to the Company," that the primary subject of the proposed anti-fraud efforts is the Company's management.

The Proposal thus relates, as did the proposals in *Newport Pharmaceuticals* and *The Southern Company*, to the evaluation of management conduct and to the means used to investigate the Company's operations. Moreover, the Proposal is readily distinguishable from those proposals found by the Division to fall outside of Rule 14a-8(c)(7) by virtue of their "significant public policy considerations." *See, e.g., General Dynamics Corporation* (publicly available March 4, 1991) (relating to sales of military arms to foreign governments known for human rights violations).

For a company engaged in a government regulated industry, the establishment of policies and programs to comply with the various statutory and regulatory provisions imposed by federal and state governmental authorities (including anti-fraud compliance) is clearly an ordinary course of business operation. The Company has had an Audit Committee (the "Committee") composed solely of outside directors since March 1977. The Committee holds meetings generally every other month during which it consults with the Company's internal auditors, independent public accountants and legal counsel where appropriate, and reports to the board of directors as necessary. Employees of the Company who supervise the compliance functions report periodically to the Audit Committee. The full board (the members of which are primarily outside directors) decides whether to act upon the Committee's recommendations.

The Company has a corporate compliance program with its Corporate Code of Conduct (the "Code"), which was approved by the full board of directors, as its cornerstone and involves a training program in which all employees have participated and which is part of every new employee's orientation.

The Code provides for the use of dedicated telephone numbers which employees can use to provide confidential information about any concerns they may have without fear of reprisal. Each year, in conjunction with annual appraisals, each employee is required to certify whether that person continues to understand the tenets of the compliance program and whether he or she is aware of any violations of the Code.

The Company is currently participating with a work group of the American Association of Health Plans ("AAHP") which is working on advising the Office of the Inspector General of the Department of Health and Human Services ("OIG") in the OIG's efforts to produce a model compliance program for the managed care industry. The OIG's office has produced a model program for the clinical laboratory industry and has recently released a draft program for the hospital industry. It has conducted at least two meetings with managed care industry representatives in preparation for developing that program. The Company has a representative on that group and has provided the OIG staff a copy of the Company's materials and training film.

The Company is currently in the process of building upon the Code and further developing its compliance program and will be embracing the model under development by the OIG.

Accordingly, the Company may properly omit the Proposal as relating to the conduct of the ordinary business operations of the registrant under Rule 14a-8(c)(7).

II. The Proposal is false and misleading within the meaning of Rule 14a-8(c)(3).

Rule 14a-8(c)(3) permits a registrant to exclude a proposal from its proxy materials if the proposal or the supporting statement "is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Material that may be misleading within the meaning of Rule 14a-9 includes "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Note (b) to Rule 14a-9.

The Proponent's supporting statement paints a picture of the healthcare industry as rife with fraud. However, the Proponent provides no factual support for its premise. In support of its premise, the Proponent repeatedly refers to investigations into healthcare fraud (bullet points 2 and 3 of paragraph 1, paragraph 4) and cites general statements by a regional inspector general of the Department of Health and Human Services (paragraph 2). But such investigations and general statements do not establish that fraud has occurred at other healthcare companies, much less that it routinely occurs at other healthcare companies or is likely to occur at the Company.

The fourth paragraph of the supporting statement is particularly misleading and inflammatory, with its references to a "raid" on another company's offices and to unsubstantiated "reports" in which unidentified sources "suggested" that "the alleged fraud" at that company "may involve systemic abuses by headquarters officials." This paragraph violates Rule 14a-9 in that it impugns the character, integrity and personal reputation of the named company's management and makes charges of improper and illegal conduct on their and their company's part, all without factual foundation. It further violates Rule 14a-9 by implying. without foundation, that such "systemic abuses" may have taken place at the referenced company. Thus, the supporting statement "impugn[s] the character [and] integrity" of an entire industry-the Company included-and "makes charges concerning impropriety [and] illegal ... conduct," all "without factual foundation." *See Fibreboard Corporation* (publicly available February 21, 1991).

The supporting statement also asserts that mere accusations of, and investigations into, healthcare fraud (paragraphs 3 and 4, respectively) can have damaging effects on a company's financial health. The supporting statement omits to state that nothing in the Proposal could prevent the Company from being falsely accused or investigated. The supporting statement thus falsely implies that the Proposal could prevent the adverse effects which the Proponent claims would flow from mere investigations or accusations. As stated previously, the Company is in a highly regulated industry. It must deal with governmental agencies, both federal and state, on a regular basis. The Company must deal with this in its ordinary course of business and, from time to time, may disagree with a regulatory agency's conclusions. Such disagreements, whether the Company prevails or not, do not rise to "fraud."

Finally, the Proponent provides no factual support for any of the following statements, all of which are critical to the Proponent's characterization of the healthcare industry as rife with fraud: (a) the supporting statement's introductory clause "a growing problem which produces annual losses estimated at $100 billion per year" (more importantly, the statement does not define what the "fraud" is that leads to such a figure; for example, does a dispute with a governmental agency over an amount owed get included in that amount?): (b) all three bullet points in paragraph 1; (c) all quoted material in paragraph 2; and (d) the last three sentences of paragraph 4. Because the Proposal is misleading and lacks factual support, it is excludable under Rule 14a-8(c)(3).

For the foregoing reasons, the Company hereby requests confirmation that the Division will not recommend enforcement action to the Commission if the Company omits the Proposal from its 1998 annual meeting proxy materials.

The Company currently intends to file its proxy material with the Commission on March 31, 1998, and would appreciate your earliest response to assist the Company to do so.

Respectfully submitted,

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON

By:††

Jeffrey Bagner

Enclosure

cc: SEIU Master Trust

[APPENDIX]

November 26, 1997

Ms. Joan Lenahan

Corporate Secretary

Humana, Inc.

500 West Main Street

Louisville, KY 40202

By: FAX to 502-580-2799

and Overnighted

Dear Ms. Lenahan:

Enclosed please find a shareholder resolution that the SEIU Master Trust desires to bring before the 1998 Annual Meeting of the Board of Directors. This resolution would urge the Board to appoint a committee of outside directors to oversee the Company's corporate anti-fraud compliance program.

The SEIU Master Trust is the record owner of 111,300 shares for the past year and intends to continue holding them through the date of the next annual meeting. The record address of the SEIU Master Trust is:

SEIU Master Trust

Attn: Tim Gray

1313 L. St., NW

Washington, DC 20005

A representative of the SEIU Master Trust will appear in person or by proxy to bring the resolution before the meeting.

Please call me at (202) 639-7612 or Ian Campbell at (202) 898-3237, should you have any questions

regarding this matter.

Sincerely,

Tim Gray

Executive Director of Benefits

TBG:bh

Enclosure

REGIONAL OFFICE

842 Harrison Street

San Francisco, CA 94107-1352

415/905-8484

cc: Ian Campbell

RESOLVED, the board of directors of Humana Inc. (the "Company") is urged to appoint a committee of outside directors to oversee the Company's corporate anti-fraud compliance program. The committee shall have the authority and obligation to hire independent experts and to consult with appropriate government agencies to assist with the annual review of the Company's compliance program. The committee shall be responsible for selecting and setting the compensation of the Company's chief anti-fraud compliance officer and shall meet with the chief compliance officer at regular times to be decided by the committee. The committee shall issue a report to shareholders of the findings of its review. The Company should adopt any recommendations for improvements or revisions of its compliance program.

Supporting Statement

Healthcare fraud, a growing problem which produces annual losses estimated at $100 billion per year, has provoked increasingly tough action against companies in the health industry by government enforcement agencies.

- The US Department of Justice, which has made healthcare fraud its second highest priority ranking behind only violent crime, reports that the number of healthcare fraud convictions has more than tripled since 1992.

- Healthcare fraud investigations by the Federal Bureau of Investigations increased to 2,200 in 1996 from

365 in 1991.

- Civil healthcare fraud investigations by the U.S. Department of Justice increased to 2,488 in 1996 from 270 in 1992.

Enforcement officials have signaled their intent to act with growing vigor against managed care companies. "Fraud in the managed care field will be one of the greatest challenges facing law enforcement in the future," according to Charles Bateman, Regional Inspector General, US Department of Health and Human Services. He has warned that "the integrity and quality of medical services to thousands of beneficiaries can be easily compromised as never before by fraudulent and abusive practices."

The financial risks for a company found guilty, or even accused, of fraudulent activity are great. In false claims cases, companies can be compelled to pay treble damages plus up to $10,000 per false bill. In addition, companies convicted of fraud can be debarred from the Medicare/Medicaid programs, programs which according to the Company's 1996 10K are the source of 29% of total premium revenues.

A government investigation can have damaging effects to a company's financial health even prior to prosecution. For example, Columbia/HCA, the target of a current federal investigation has seen the value of its stock plummet by more than 30%. Prior to a March 19, 1997 raid by federal agents a share of Columbia/HCA stock sold for 42 3/8, on October 31 that share was valued at 28 1/4. Some reports have suggested that the alleged fraud at Columbia may involve systemic abuses by headquarters officials.

Given these facts, the Company must maintain and vigorously enforce a corporate fraud compliance program. Since non-compliance by senior officials would, if it occurred, pose the greatest threat to the Company, it is essential that outside directors be given ultimate responsibility for overseeing compliance.

[LETTER OF INQUIRY 2]

January 15, 1998

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, NW

Washington, D.C. 20549

Re: Proponent's Opposition to Humana's Request for No-

Action letter under Rule 14a-8

We represent proponent SEIU Master Trust, which has made a shareholder proposal for an independent Board committee -- with the power to hire executives and experts -- to investigate whether the company has engaged in any Medicare/Medicaid fraud.

I. ORDINARY BUSINESS

This proposal is one concerning corporate governance, *by* calling for fraud compliance be handled by a committee of independent outside directors and independent experts, and for such committee to have control over hiring and compensation of the Company's chief anti-fraud compliance officer. This is similar to proposals requiring compensation or audit committees be made up of independent directors, proposals which the Staff has repeatedly found outside ordinary business. *See e.g., Bristol-Myers Squibb Co.* (1/31/96).

Moreover, Medicare/Medicaid fraud is a public policy concern, not merely a private concern for Humana and its shareholders. Billions of dollars of public money are at stake under these federal health programs. Public attention has been focused on the fraud issue of late as a result of the Columbia -- HCA probe. This issue affects not only the public purse, but also its health: when money for these programs is wasted because of fraud, the programs have less available to serve public health.

The proposal thus involves a matter of social and economic concern, no less than proposals concerning tobacco or nuclear power, found by the Staff to lie outside the (c)(7) exclusion. Moreover, its connection to national health care programs is not meaningfully distinguished from the proposal to require study of the impact on a registrant of proposed national health care legislation, held by the court outside the ordinary business exception in *NYCERS v. Dole Foods*, 79 7 F. Supp. 95 (S.D.N.Y. 1992).

Finally, enactment of the proposal would make a broader statement beyond routine company operations, a statement that investors do not wish their profits to result from unlawful activities. Such a statement -- in essence, that we in the health care business will police ourselves -- can help steer off regulatory and statutory changes adverse to Humana shareholders. Such changes are increasingly likely given Administration and legislative attention to the issue: for example, (1) recent regulatory changes proposed by the Administration (enclosed *WSJ* article), (2) the move by Senator Harkin to block a nomination of an HHS official unless the agency combatted the problem more seriously, and (3) increased attention by the Administration to the issue (HHS press release enclosed).

The public debate over government health care programs is not less significant than the debate over executive compensation which prompted Staff to permit shareholder proposals on that issue.

II. FALSE & MISLEADING

The company reads pejorative implications into the supporting statement which do not exist. Proponent is not suggesting the company has committed fraud: it is simply describing why fraud is an issue worthy of the attention called for by the proposal. The company will have an unlimited chance in its own proxy materials to explain its track record.

Even though the company has not its burden of showing Proponent's factual statements to be *inaccurate*, Proponent nonetheless supplies herewith documentation of its factual statements, taken from DOJ releases. Moreover, Proponent is willing to amend any remarks to which staff objects.

CONCLUSION

The Staff should reject the Company's no-action request.

Sincerely,

Andrew J. Kahn

Attorney for Proponent

AJK: jm

cc: Company Counsel

February 25, 1998

[STAFF REPLY LETTER]

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: Humana Inc. (the "Company")

Incoming letter dated January 9, 1998

The proposal requests that the Company's board of directors oversee an anti-fraud compliance committee with the authority and duties specified in the proposal.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials under rule 14a-8(c)(7). In this regard, the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business (i.e., the general conduct of a legal compliance program.) We note in particular that the proposal and supporting statement do not focus on any violations involving fraud by the Company. Accordingly, the Division will not recommend enforcement action to the Commission if the Company relies on that rule for omitting the proposal from its proxy material. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission that the Company cites.

Sincerely,

Sanjay M. Shirodkar

Attorney-Advisor

NO-ACT, NAFT WSB File No. 022497024, Crown Central Petroleum Corp., (Feb. 19, 1997)

Crown Central Petroleum Corp.

Company: Crown Central Petroleum Corp.

Public Availability Date: February 19, 1997

WSB File No. 022497024

Fiche Locator No. 2720C3

WSB Subject Category: 077

Reference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

INQUIRY LETTER 1

CROWN CENTRAL PETROLEUM CORPORATION

ONE NORTH CHARLES

P.O. BOX 1168

BALTIMORE, MARYLAND 21203

TELEPHONE(410) 659-4833

January 07, 1997

Martin Dunn, Esquire
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Crown Central Petroleum Corporation

1997 Proxy: Shareholder Proposal from Alvin Freeman

Dear Mr. Dunn:

Alvin Freeman, who has indicated that he is a beneficial shareholder in Crown Central Petroleum Corporation ("Crown" or the "Company"), has submitted to the Company a Shareholder Proposal dealing with the sale of cigarettes through Crown's dealer-operated and Company-operated gasoline stations, and has asked the Company to include the Proposal in the Company's proxy statement and form of proxy. (Mr. Freeman also has asked the Company to include the substance of the proposal in the announcement of Crown's 1997 annual meeting.) By a copy of this letter, Crown is notifying Mr. Freeman that it intends to omit his Shareholder Proposal from the 1997 proxy materials and from the announcement of the annual meeting.

I have enclosed six copies of Mr. Freeman's Shareholder Proposal and Supporting Statement, along with his letter transmitting the Proposal and Supporting Statement to Crown, and six copies of this letter stating the reasons Crown deems the omission of Mr. Freeman's proposal to be proper under Rule 14a-(8). This letter also serves as my supporting opinion as Vice President - Legal of Crown and a member of the Maryland Bar on the legal issues addressed in this letter.

The Proposal requests that the Company study its cigarette marketing practices to determine whether they have caused sales of tobacco to underage buyers and what steps might be needed to reduce or eliminate these sales, and to report the results of this study to shareholders. Crown has concluded that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(c)(10) because it is moot, and under Rule 14a-8 (c)(7) because it deals with a matter relating to the conduct of Crown's ordinary business operations.

Rule 14a-8(c)(10) -- The Proposal Is Moot

Crown already has adopted and implemented policies that comply with the substance of the Proposal. Crown has long had in place policies and practices aimed at eliminating the sales of cigarettes to underage customers. Recently, in anticipation of the Food and Drug Administration's new regulations with respect to tobacco marketing and other activities directed toward preventing underage smoking, Crown's Board of Directors initiated a review of Crown's tobacco marketing practices to ensure that they not only address the requirements of current laws, but that they also address the anticipated regulations growing out of the FDA's activities. As requested by Mr. Freeman, the Board of Directors has also directed that a report on the review be submitted to Crown's stockholders when the review has been completed. Crown's Board adopted the following resolution on December 19, 1996:

WHEREAS, It is the policy of the Corporation to comply with all laws and regulations applicable to the conduct of its business, including laws and regulations applicable to the sale of tobacco products; and

WHEREAS, The Food and Drug Administration (the "FDA") has promulgated new regulations governing the sale of tobacco products which will become effective in 1997, compliance with which may require material changes in the manner in which tobacco products are sold;

NOW THEREFORE IT IS:

"RESOLVED, That the Corporation examine the manner in which it and its franchisees sell tobacco products, focusing on compliance with existing laws and regulations applicable to such sales (including those governing sales below cost and sales to minors), on the steps that will have to be taken to comply with the laws and regulations promulgated by the FDA that will become effective in the future, and on the Corporation's compliance program with respect to both currently applicable laws and regulations and with respect to laws and regulations that have been passed but will only become effective in the future, and, as when appropriate and when the new laws and regulations and the details of their application have been addressed and compliance steps implemented, report the results of such examination to the stockholders of the Corporation."

In response to the Board's recent directive, management has undertaken to establish a task force of marketing personnel who, working together with representatives of other departments in the Company, will review the Company's existing cigarette sales policies and evaluate additional programs and policies that might help achieve the Company's goal of preventing tobacco sales to minors. These reviews will cover the portions of the Company's existing training programs for both retail store employees and independent dealers that address tobacco sales in general, and tobacco sales to minors in particular. The task force will evaluate the effectiveness of these programs and the extent to which they adequately address existing laws and regulations and will recommend any revisions it believes may be needed to address new laws and regulations, including the FDA's

final rules on tobacco marketing. The task force also will evaluate how Crown's existing reporting procedures which employees and customers use to report wrongful activities can be used to strengthen the tobacco sales compliance programs.

Crown also is developing a new point-of-sale computerized scanning and checkout system for use at its retail locations, and is considering incorporating features into that system that help to eliminate tobacco sales to minors. The task force also will review and evaluate compliance programs in use by other tobacco retailers to see if elements of those programs can be incorporated into the Company's program.

The proposed FDA rules are to become effective in stages. Some of the requirements applicable to retailers are expected to go into effect on February 28, 1997; the remainder on August 28, 1997. Crown will endeavor to complete its review of its tobacco sales programs in conjunction with its implementation of the programs necessary to comply with these new requirements, and expects to report on its findings within a reasonable period thereafter. If Crown is able to complete and report on its review ahead of the implementation of these programs, it will do so.

Clearly, through these actions Crown has "substantially implemented" the Proposal, and has met the requirements of Rule 14a-8(c)(10). *See* SEC Release No. 34-20091 (August 16, 1983). In similar circumstances, the Commission has reviewed the substance of a Company's action and found that Rule 14a-(c)(10) had been satisfied. *See also Minnesota Mining and Manufacturing Co.*, SEC No-Action Letter, 1996 WL 22650 (January 16, 1996) (proposal that 3M undertake a series of specific anti-smoking activities moot because 3M had decided to phase out the advertising tobacco products on its billboards); *Digital Equipment Corp.*, SEC No-Action Letter, 1996 WL 426412 (July 30, 1996) (proposal that DEC "refrain from giving charitable contributions to organizations that perform abortions" moot because of company's policy not to contribute "to organizations whose sole purpose is to perform abortions"); *Caliber Systems, Inc.*, SEC No-Action Letter, 1996 WL 22650 (March 26, 1996) (proposal that current non-employee directors relinquish their pension benefits mooted by decision to eliminated benefits based on future service).

Thus, Mr. Freeman's Shareholder Proposal is moot, and may be excluded under Rule 14a-8(c)(10).

Rule 14a-8(c)(7) -- The Proposal Deals with the Conduct of Crown's Ordinary Business Operations

Cigarette sales -- from behind the register, from vending machines, and now as part of ancillary convenience store operations -- have been part of the ordinary business of selling gasoline at retail for at least 50 years. Crown sells cigarettes as part of the ordinary operations of its retail stations, and its independent dealers do the same.

In a number of recent No-Action Letters, the SEC has supported the exclusion of shareholder proposals dealing with tobacco products because they related to the "ordinary business operations" of the companies. *Times Mirror Co.*, SEC No-Action Letter, 1996 WL 17456 (January 16, 1996); *Tribune Co.*, SEC No-Action Letter, 1995 WL 767241 (December 28, 1995); *Gannett Co.*, SEC No-Action Letter, 1993 WL 81382 (March 18, 1993); *Right Aid Corp.*, SEC No-Action Letter, 1993 WL 136970 (April 28, 1993). This particular proposal calls for an investigation into Crown's cigarette marketing practices and their compliance with the law. However, "questions as to which, if any, matters involving the Company's operations should be investigated and what means should be used to do so appear to involve ordinary business operations." *Potomac Electric Power Co.*, SEC No-Action Letter, 1992 WL 43461 (March 3, 1992). *Accord Southern Co.*, SEC No-Action Letter, 1990 WL 286209 (March 13, 1990).

Thus, the Shareholder Proposal may be excluded because it relates to Crown's "ordinary business operations" and is exempt under SEC Rule 14a-8(c)(7).

For these reasons, Crown believes that it may properly exclude the Shareholder Proposal from its 1997 proxy materials, and the Company requests that the Commission staff confirm that it will not recommend enforcement action if the Company does so. If the staff needs any further information to assist in its consideration of this request, please do not hesitate to contact me.

Respectfully submitted,

Thomas L. Owsley

Vice President - Legal

TLO/sab
enclosures
cc: Mr. Alvin Freeman

Matthew S. Haiken, Esq.

INQUIRY LETTER 2

FRIEDMAN & KAPLAN LLP

875 THIRD AVENUE

NEW YORK, NY 10022-6225

TELEPHONE(212) 833-1100

January 30, 1997

BY FACSIMILE AND FEDEX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Crown Central Petroleum Corporation

Shareholder Proposal of Alvin Freeman

Ladies and Gentlemen:

On behalf of our client, Alvin Freeman, we are writing in response to the recent no-action request submitted by Crown Central Petroleum Corporation (the "Company") to the Commission by letter dated January 7, 1997 (the "January 7 Letter"). For the reasons set forth below, the Company's request -- that the Commission staff not recommend enforcement action if the Company omits the shareholder proposal (the "Proposal") submitted by Mr. Freeman from its 1997 annual meeting proxy materials -- should not be considered on the merits and, if it is so considered, should be denied. A copy of the Proposal (and related supporting statement) and the January 7 Letter are attached as Exhibits A and B hereto.

Rule 14a-8(d) - Company Request Untimely

The Company's request is procedurally defective because the Company failed to submit its request to omit the Proposal by the date required by Rule 14a-8(d). Under Rule 14a-8(d), a request to omit a proposal must be submitted "not later than 80 calendar days prior to the date the definitive copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6 or such shorter period prior to such date as the Commission or its staff may permit." Assuming the Company files its 1997 definitive proxy materials on or about the anniversary date of last year's filing, the 80-day-in-advance deadline expired during the last week of December 1996. (The Company should not be permitted to extend the 80-day-in-advance deadline by delaying the filing of its definitive proxy materials because the date on which proposals are required to be submitted is based on the prior year's practice (*see* Rule 14a-8(b)).)

Because (i) the January 7 Letter was submitted after the 80-day-in-advance deadline, (ii) the Company failed to offer a reasonable explanation for the lateness of its submission, and (iii) the Company failed even to request leave to submit its filing later than the required date, the Company's request should be rejected and not considered on the merits.

Rule 14a-8(c)(10) - The Proposal Is Not Moot

In the January 7 Letter, the Company contends that the Proposal has been rendered moot by a resolution, adopted by the Company's Board of Directors on December 19, 1996 (the "December 19 Resolution") that purports to substantially implement the Proposal. The Proposal is not moot because, unlike the December 19 Resolution, (i) it ensures disclosure of material information to shareholders, (ii) it requests an investigation by the Board and (iii) it establishes a date for the dissemination of a report to the shareholders.

Mr. Freeman believes, and the record indicates, that the December 19 Resolution was adopted for no reason other than to permit the Company to assert that Mr. Freeman's proposal was moot. The December 19 Resolution and the request contained in the January 7 Letter appear to be part of the Company's plan to keep shareholders unaware of the Company's non-compliance with laws relating to cigarette sales to minors and the significant liability that could result from such non-compliance. A fundamental purpose of the Proposal is to focus the attention of the Company *and its shareholders* on the Company's current non-compliance with such laws, and to invite the shareholders to urge the Board to take steps to bring the Company into compliance. The adoption of the December 19 Resolution is an attempt to thwart this goal: in seeking to preempt the Proposal by a secret Board resolution, the Company is trying to keep the shareholders uninformed, so that the Directors can avoid public accountability to the owners of the Company. Taking action without the knowledge of the Company's shareholders is not substantially equivalent to taking action with the knowledge and at the request of the shareholders.

The December 19 Resolution calls for an investigation into the Company's cigarette marketing practices by a "task force of marketing personnel," who are to submit a report of their findings at some unspecified time after their study is complete. This approach is wholly inadequate in light of the Company's history of egregious non-compliance with long-standing Maryland state laws prohibiting the sale of tobacco to minors (including Maryland Code 1957, Art. 27, §404). The level of Company non-compliance is disclosed in an independent survey by the State of Maryland Comptroller's Office, which revealed that Company gasoline stations/convenience stores were willing to violate the law at an alarmingly high rate (70%). (Excerpts from the data collected in the survey, showing that 12 out of 17 Company stations/stores were not in compliance, is attached as Exhibit C hereto.) Given such a high level of non-compliance, it is disingenuous for the Company to suggest that its own marketing personnel -- the very individuals under whose watch the ongoing non-compliance is occurring -- can now undertake an objective review and issue an honest report on the Company's practices. Moreover, without a published deadline for the report, the Company will have little incentive to complete the investigation.

Because Mr. Freeman is interested in the Company's public accountability to its shareholders, he offered to withdraw the Proposal if the Company published the substance of the December 19 Resolution in its proxy

statement and set a September 30, 1997 target date for completion of the study. (A copy of our letter of January 21, 1997 to the Company to this effect is attached as Exhibit D hereto.) The Company's rejection of Mr. Freeman's offer is evidence that the Company is determined to keep secret its illegal sales of cigarettes to minors and widespread deficiencies in the Company's compliance with law.

Rule 14a-8(c)(7) - The Proposal Does Not Deal with the Conduct of the Company's Ordinary Business Operations

Proposals concerning the impact of the Company's marketing practices under the instant circumstances do not involve the Company's ordinary course of business. The Proposal does not address an incidental connection to the marketing of tobacco, as do the proposals at issue in the *Times Mirror Co.*, *Tribune Co.* and *Gannett Co.* no-action letters cited in the January 7 Letter. Nor does the Proposal interfere with the Company's right to determine the product lines featured at its gasoline station convenience stores. *Cf. Right-Aid Corp.*, SEC No-Action Letter, 1993 WL 136970 (April 28, 1993). Instead, the Proposal confronts the Company's unwillingness candidly to assess and rectify its improper past conduct. It is designed to educate shareholders on both the serious failings in the Company's marketing practices and how the Company's conduct to date has yet to achieve legally-mandated results. The opportunity to consider the Proposal will offer the shareholders not only a meaningful forum in which to air their dissatisfaction with the Company's current marketing policies, but the opportunity to insure the Company will at last become accountable to its owners and achieve compliance with important legislation.

Please feel free to contact the undersigned at (212) 833-1118 if you should require any further information.

Respectfully submitted,

Matthew S. Haiken

cc: Mr. Alvin Freeman

Thomas L. Owsley, Esq.

INQUIRY LETTER 3

ALVIN FREEMAN

5011 ANDREA STREET

HOUSTON, TX 77021

TELEPHONE(999) 999-9999

November 15, 1996

BY FACSIMILE and OVERNIGHT DELIVERY

Ms. Dolores B. Rawlings
Secretary
Crown Central Petroleum Corporation
One North Charles Street

Baltimore, MD 21201

Re: Shareholder Resolution To Be Presented At 1997 Annual Meeting of Shareholders

Dear Ms. Rawlings:

I hereby notify Crown Central Petroleum Corporation (the "Company") that I intend to present the enclosed Shareholder Proposal, concerning a recommendation that the Board investigate cigarette marketing practices and issue a Report to shareholders (the "Proposal"), for action at the upcoming 1997 Annual Meeting of the Company's shareholders. I submit this Proposal, and the Supporting Statement that accompanies it, for inclusion in the Company's proxy statement and form of proxy in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934. Moreover, I request that the Company include the substance of the Proposal in the announcement of the 1997 Annual Meeting.

My name and address are set forth above. I am the beneficial owner of 3100 shares of the Company's Class A Common Stock and approximately 1678 shares of the Company's Class B Common Stock, collectively representing at least $1,000 in market value of securities entitled to be voted at the 1997 Annual Meeting. I have held these securities for at least one year. I hold 100 Class A shares in street name and 3000 Class A shares and 1678 Class B shares through my participation as a current employee in the Company's 401(K) Employees' Savings Plan.

Please direct any question or comment regarding this submission to Matthew S. Haiken, Esq., at (212) 833-1118.

Sincerely,

Alvin Freeman

Enclosure

SHAREHOLDER PROPOSAL

BE IT RESOLVED: That the shareholders of Crown Central Petroleum Corporation (the "Company") request that the Company's Board of Directors investigate whether the Company and/or its franchisees employ cigarette marketing practices that have resulted in sales of tobacco to underage persons in violation of applicable laws, determine what steps are needed to ensure full compliance with applicable laws and prepare and disseminate a Report to shareholders by August 1, 1997 as to its findings. The Report should identify the quantity of cigarettes sold at or below cost, if any, whether Crown is advertising its cigarette prices (that are at or below cost), and whether selling at or below cost attracts minors to purchase cigarettes at the Company's stations.

SUPPORTING STATEMENT

Teen smoking has increased on a nationwide basis. The 1994 Maryland Adolescent Survey revealed that more than 1/2 of the 12th graders sampled had experimented with smoking and more than 10% of 8th graders, 20% of 10th graders and 25% of 12th graders identified themselves as regular smokers. It is the public policy of the U.S. Government to reduce youth smoking, and in 1992 the Congress amended the Public Health Service Act to include Section 1926 (known as the Synar Amendment) to require States to reduce the sale and free distribution of tobacco products to minors through enacting and enforcing youth access laws.

The Company is a major cigarette retailer through its gasoline station convenience stores in the markets where it does business, and has sought to increase its business by being a low cost seller of cigarettes in the gas station business. Between July 22 and August 6, 1996 the Maryland Comptrollers Office conducted a random compliance survey of 881 Maryland tobacco sales outlets to ascertain retailers' willingness to sell tobacco to minors and thereby violate State law prohibiting sales of tobacco products to minors. The survey indicates 54% of the outlets were willing to sell to minors, and 70.5% of the Maryland Crown branded stations surveyed by the Maryland Comptrollers Office (12 of 17 surveyed) were willing to sell tobacco to minors.

Given these results, it is clear that the Company's corporate-wide training programs to instruct employees, franchisees and the franchisees' employees with respect to compliance with laws governing sales of tobacco to minors for each Crown owned, controlled, branded or franchised stations/stores are not sufficient. Despite any past efforts made by Crown management to ensure that stations that sell Crown gasoline don't sell tobacco to minors, I believe that Crown's extremely high noncompliance rate in 1996 in Maryland indicates a troubling failure to ensure compliance at its outlets with an important State law.

Thus, the Company must immediately enact Company-wide remedial measures. The first step is to adopt the resolution set forth above.

INQUIRY LETTER 4

FRIEDMAN & KAPLAN LLP

875 THIRD AVENUE

NEW YORK, NY 10022-6225

TELEPHONE(212) 833-1100

January 21, 1997

Thomas L. Owsley, Esq.
Vice-President, Legal
Crown Central Petroleum Company
One North Charles Street
Baltimore, MD 21210

Re: *Shareholder Proposal of Alvin Freeman*

Dear Mr. Owsley:

As I mentioned earlier, Mr. Freeman has asked me to prepare a response to your January 7 letter to the SEC. However, Mr. Freeman would be prepared to withdraw his proposal if Crown Central were to include in its proxy statement for the 1997 annual meeting of stockholders a statement substantially in the form of the attached.

Please advise me of your position no later than 5:00 p.m. on Thursday, January 23.

I look forward to hearing from you.

Very truly yours,

Matthew S. Haiken

Attachment

cc: Mr. Alvin Freeman

For Inclusion in Proxy Statement

In November 1996, a shareholder, Mr. Alvin Freeman, 5011 Andrea, Houston, Texas 77021, submitted a shareholder proposal requesting that the Board of Directors of the Company investigate whether the Company and/or its franchisees have employee cigarette marketing practices that have resulted in sales of tobacco to minors in violation of applicable laws, determine what steps are needed to ensure full compliance with applicable laws, and prepare and disseminate a report to shareholders as to its findings. In December 1996, in response to Mr. Freeman's proposal and in anticipation of the Food and Drug Administration's new regulations with respect to tobacco marketing and other activities directed toward preventing underage smoking, the Board of Directors initiated a review of the Company's tobacco marketing practices to ensure that they address not only the requirements of current laws, but also the anticipated FDA regulations. As requested by Mr. Freeman, the Board of Directors has also directed that a report on the review be submitted to the Company's shareholders promptly upon completion, which the Company currently anticipates will occur by September 30, 1997. A copy of the resolution adopted by the Board of Directors with respect to the foregoing matters is available from the Company upon request. In response to these actions by the Company, Mr. Freeman has withdrawn his shareholder proposal.

STAFF REPLY LETTER

February 19, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Crown Central Petroleum Corporation (the "Company")

Incoming letter dated January 7, 1997

The proposal requests that the board investigate whether the Company and its franchisees are in compliance with applicable laws regarding sales of cigarettes to minors.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7). In this regard, the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the sale and advertising of a particular product and compliance with regulations) . Accordingly, it is the Division's view that the proposal may be excluded from the Company's proxy material in reliance upon Rule 14a-8(c)(7). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

The staff notes that the Company did not file its statement of objections to including the proposal at least 80 days prior to the date on which definitive proxy materials will be filed as required under rule 14a-8(d). Noting that the Company has not provided reasons for the delay, the staff does not waive the requirement.

Sincerely,

Amy M. Trombly

Attorney Advisor

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

28 December 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (cfletters@sec.gov)

Dear Counsel:

I write on behalf of Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") in response to the letter from counsel for The Ryland Group, Inc. ("Ryland" or the "Company") dated 17 December 2007. In that letter the Company requests that the Division grant no-action relief with respect to a shareholder proposal submitted by the Fund that deals with establishing a Compliance Committee on Ryland's Board of Directors. For the reasons set forth below, the Fund submits that the Company has not carried its burden with respect to establishing that the Fund's proposal may be excluded from the Company's proxy materials.

The Fund's Proposal.

The Fund requests that the Company "establish a Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations." The resolution adds that the report should be prepared at reasonable cost and may omit confidential information.

The Supporting Statement cites the recent turmoil in the housing and mortgage markets and how that has had a negative effect on Ryland stock, as well as others in the industry, with the Company's stock price having lost approximately half its value in the first ten months of 2007.

The Supporting Statement cites a report in BUSINESS WEEK suggesting that

some aggressive business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. Concerns center on the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

The Supporting Statement cites as well the growing demand for legislative and regulatory action at both the federal and state levels that could increase legal obligations on loan originators, as well as crack down on deceptive lending, foreclosure or fraud. This is in addition to the threats of litigation under current laws affecting home buildings under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

This concern is far from theoretical. In October 2007 Ryland (while denying any wrongdoing) paid $84,000 to settle a federal investigation into whether the Company had accepted rebates from insurers for referrals when selling homes.

The Supporting Statement expresses concern about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the board. Thus, the proposal urges an investigation of the Company's practices in this area and efforts to mitigate any potential conflicts that might be disclosed.

The "Ordinary Business" Exclusion.

1. The Applicable Standard.

Ryland invokes the "ordinary business" exclusion in Rule 14a-8(i)(7), which permits companies to omit proposals that "are mundane in nature and do not involve any substantial policy or other considerations." This is the standard set out in the 1976 rulemaking which produced Rule 14a-8(c)(7) (later recodified as Rule 14a-8(i)(7)) and explained how it should be applied in particular cases. Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976) (the "1976 Release").

This interpretation stemmed from the Commission's concern about a no-action letter advising a utility that it could exclude a resolution on the topic of whether the company should build a nuclear power plant. The staff's theory was that the utility's management, "as an ordinary business matter, determines the fuel mix and the types of electrical generating methods that will be utilized to furnish electricity to the company's customers." *Potomac Electric Power Co.* (5 March 1976), 1976 SEC No-Act. LEXIS 622, *3. To avoid this result in the future, the SEC proposed amending the "ordinary business" exclusion to require the inclusion of "proposals involving important business matters, notwithstanding the fact that

such matters generally would relate to the conduct of the issuer's ordinary business operations." SEC Release No. 34-12598, 41 Fed. Reg. 29982, 29984 (20 July 1976).[1] After receiving public comments, the SEC adopted the 1976 Release and reissued Rule 14a-8 in amended form; the Commission did not, however, alter the language of the "ordinary business" exclusion, citing administrative and interpretational concerns. 41 Fed. Reg. at 52997. The SEC concluded that the existing standard (which was placed in a new subpart (c)(7)) "appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past." *Id.* at 52998.

The "substantial policy" benchmark well captures the point the Commission sought to make: It is not enough that the topic of a resolution be "mundane" – indeed, the *PEPCO* example shows how any policy issue can be characterized to seem like a part of the company's day-to-day business. What matters is whether the proposal is also devoid of "*any* substantial policy or other considerations," 1976 Release, 41 Fed. Reg. at 52998 (emphasis added).

In Release No. 34-40018, 63 Fed. Reg. 29106 (28 May 1998) the Commission reaffirmed this approach and provided additional guidance for determining what sort of issues would transcend "ordinary business." The Commission recommended a focus first on the subject matter of the proposal, noting that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to director shareholder oversight," *e.g.*, decisions on hiring or promotion of employees, production quality, and retaining suppliers. *Id.* at 29108. Even so, the SEC noted, some proposals would "transcend the day-to-day business matters and raise policy issues so significant" as to warrant shareholder input. *Id.*

Secondly, the Commission cited a need to examine the extent to which a proposal would "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

In seeking no-action relief Ryland argues that the Fund's proposal amounts to little more than a request that the Company undertake actions to ensure compliance with legal requirements relating to Ryland's ordinary business operations - (Ryland Letter at p. 3). As we now demonstrate, the issues presented by the Fund's

---

[1] The proposed text amendment would have replaced the language then in subpart (c)(5), which allowed companies to omit requests to act on "a matter relating to the conduct of the ordinary business operations of the issuer," with a new subpart (c)(7), which would permit the omission only of "routine, day-to-day matter[s] relating to the conduct of the ordinary business operations of the issuer." *See* 41 Fed. Reg. at 29988, 29984.

proposal transcend ordinary business considerations, and Ryland has not sustained its burden of proving otherwise.

2. Significant Policy Issues.

Contrary to Ryland's assertions, the Fund's proposal does not focus on day-to-day operation of the company, but rather on governance at the board of directors level. Directors, after all, are elected by the shareholders to act as stewards of the shareholders. Particularly at a time when the Company's stock price has collapsed with no sign of immediate recovery, it is plainly not a matter of "ordinary business" for shareholders to raise questions about how directors carry out that responsibility in this industry.

Specifically, the Fund's proposal asks the board to create a new committee that would focus on issues pertaining to the present housing and mortgage crisis, a "significant policy" issue by anyone's definition.[2] The proposal also seeks a board-level review of the Company's mortgage operations business amidst concerns that home builders' mortgage financing affiliates may have exacerbated the current problems by originating mortgages in significant numbers to buyers who could not afford those mortgages.

Apart from significant policy issues presented by the current housing and credit crisis, we note that the utilization of compliance committees has itself emerged as a significant issue of corporate governance in recent years. Nearly two years THE WALL STREET JOURNAL reported how a "small but growing number" of S&P 500 committees are setting up compliance committees along the line recommended by the Fund here, rather than simply relying on the audit committee. Joann S. Lublin, *Compliance Panels Slowly Take Hold*, WALL ST. JOURNAL (9 January 2006) (Ex. A hereto). The practice is noticeable in industries that are subject to significant regulatory requirements, as are home builders.

The Fund's proposal is thus comparable to other proposals seeking the creation of a board-level committee to look into significant policy issues. Three no-action determinations in which the Division denied no-action relief are illustrative.

---

[2] *See, e.g., Congress Takes Up Mortgages*, WALL ST. JOURNAL at A7 (6 September 2007); *Treasury Secretary Paulson Presses for Congress to Act on FHA Bill*, WALL ST. JOURNAL (14 September 2007); *Bush Wants to Expand Mortgage Disclosures*, WALL ST., JOURNAL at D3 (20 September 2007); *Housing Mess: Congress to the Rescue?*, WALL ST. JOURNAL at A9 (22 September 2007); *Paulson Urges Congress to Act on Loan Woes*, WALL ST. JOURNAL at A2 (4 December 2007); *Bush to Unveil Aid to Homeowners*, WALL ST. JOURNAL at A3 (5 December 2007); Henry M. Paulson, Jr., *Our Plan to Help Homeowners*, WALL ST. JOURNAL at A17 (7 December 2007).

Associates First Capital Corporation (13 March 2000) chillingly anticipated the subprime lending issues that dominate today's news. The resolution there sought the creation of a board committee to "oversee the development and enforcement of policies to ensure that (1) accounting methods and financial statements adequately reflect the risks of subprime lending and (2) employees do not engage in predatory lending practices; and to report before the next annual meeting to the shareholders on policies and their enforcement." Despite pleas from the company this related to its core business activities, the Division denied no-action relief.

Similarly in *General Electric Co.* (28 January 2005), the proposal asked the board to create a committee to "review General Electric's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations." A report was similarly requested. The Division rejected GE's argument that the proposal merely sought a request for an evaluation on doing business in a single country and did not involve any overriding social policy issue.

More recently in *Yahoo!* (16 April 2007), a proposed bylaw would create a board-level Committee on Human Rights to review "implications of the company's policies" with respect to human rights, both at home and abroad. Of particular note, the Division rejected the company's argument that the "issue of how the Company should respond or alter its services to comply with government regulations . . . is central to the Company's day-to-day business operations," and the "issue is highly complex, and requires a detailed understanding of, among other things, the Company's current and future business models and strategies, available technology and the regulatory landscape" – matters on which shareholders were said to be ill-equipped to judge. 2007 SEC No-Act. LEXIS 445 at *70-71.

Also relevant here is the recent determination in *Beazer Homes USA, Inc.* (30 November 2007), where the Division denied no-action relief with respect to a proposal that requested a report "evaluating the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries." In *Beazer*, as here, the proponent cited the current crises involving mortgage lending, the credit crunch, and the significant loss of shareholder value among homebuilders as factors that took the proposal out of the realm of "ordinary business." The Division rejected Beazer's arguments that this proposal could be excluded under the "ordinary business" exclusion in Rule 14a-8(i)(7), upon which Ryland relies here.

The authorities cited by Ryland involve requests for committees to monitor various aspects of company operations, but those proposals did not involve the same level of urgency or public policy considerations that are presented by the current mortgage crisis. *E.g.., Monsanto Co.* (3 November 2005) (committee to monitor "code of conduct" compliance); *Ford Motor Co.* (19 March 2007) (committee to

monitor securities law issues); *AES Corp.* (9 January 2007) (committee to monitor ethics compliance); *Humana Inc.* (25 February 1998) (committee to monitor anti-fraud program); *Crown Central Petroleum Corp.* (19 February 1997) (committee to monitor franchisee compliance with laws regarding cigarette sales to minors).

Here, a home builder's choices about how to operate a financing affiliate are at one level a part of the company's day-to-day activities. Nonetheless, the wrong choice can have significant consequences not only for the company and its shareholders, but also for home owners who find themselves faced with foreclosure, for renters who may find themselves evicted from homes threatened with foreclosure, for communities that face the risk of crime and economic decline from foreclosures and a need to issue debt to deal with those threats,[3] and for investors in this country and abroad who put their money into collateralized debt obligations only to see the value plummet. This situation is a far cry from the situations in the letters that Ryland cites.

For these reasons Ryland's attempt to trivialize the Fund's proposal as merely a request for a proposal on risk assessment badly underestimates the policy significance of the proposal. Nor is there merit to Ryland's alternative argument that the proposal seeks to intrude into the Company's litigation strategy to the extent that Ryland may find itself in litigation.

Conclusion.

For the foregoing reasons, Ryland has failed to carry its burden of justifying exclusion of the Fund's proposal, and we would ask the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,



Cornish F. Hitchcock

cc: R.W. Smith, Jr., Esq.
Mr. Scott Zdrazil

---

[3] See *Spreading the Misery*, THE NEW YORK TIMES (29 November 2007) and *Ohio to Sell Bonds to Avert Home Foreclosures*, BLOOMBERG NEWS (24 March 2007) (Exs. B and C, attached hereto).

EXHIBIT A

Theory & Practice

Compliance Panels Slowly Take Hold

Board-Level Committees
Add Clout to a Company's
Ability to Police Itself

By JOANN S. LUBLIN
Staff Reporter of THE WALL STREET JOURNAL
January 9, 2006

Scott Gilbert, the top compliance cop at **Marsh & McLennan** Cos., wanted to speed up training about new ethics rules for staffers at one Marsh unit. So he asked the unit's leaders to describe their plans to the board of directors' new compliance committee last September.

Board-level presentations "focus the attention of management," says Mr. Gilbert, whom the New York financial giant hired as its first chief compliance officer in January 2005. A compliance committee "is a very useful thing," he adds.

Others agree. A small but growing number of major corporations are creating board-level compliance panels to oversee how well their companies are obeying legal, regulatory and ethical requirements. Twenty-two Standard & Poor's 500 companies, mainly in the fields of health care and financial services, have board committees primarily focused on compliance and legal issues, up from 15 in 2003, according to an analysis by recruiters Spencer Stuart.

Compliance committees typically seek to ensure that employees don't run afoul of mandates such as antibribery laws, worker-safety rules and whistle-blower protections adopted after business scandals. They enhance the clout of managers who enforce compliance, keep tabs on compliance programs and lighten the load of audit committees.

In some cases, compliance committees formed to oversee pending lawsuits or government probes disband once they complete the assignment. That happened at **Mattel** Inc. and **PNC Financial Services Group** Inc. Other committees are there for the long haul.

"We are there to insist on compliance, but to also help [executives] do their jobs," says Zachary Carter, a former U.S. prosecutor who takes his role as chairman of the three-person Marsh committee seriously. He and Mr. Gilbert talked daily for a time after the committee was formed in March. Committee members review internal-compliance problems, revise Mr. Gilbert's draft reports to the board, and make sure he has enough resources to do his job.

Active compliance committees must walk a fine line between monitoring and meddling. And some governance experts consider them unnecessary clones of the audit committee. "It could be a sign of bad governance" because "you're duplicating efforts and creating the risk of somebody missing information," says Joseph Grundfest, a Stanford University law professor. He serves on the board of **Oracle** Corp., where the audit panel handles compliance.

Corporate crises sparked the creation of several compliance committees. **American International Group** Inc., beset by regulatory probes into its accounting practices, appointed a panel in April to review whistle-blower complaints and give government regulators "a point of contact on the board," says an individual close to the situation. Regulators had criticized the New York insurance company for its truculent response to past investigations.

AIG's Regulatory, Compliance and Legal Committee is led by Stephen L. Hammerman, a retired New York City deputy police commissioner. The panel is helping AIG executives negotiate a possible settlement with New York State Attorney General Eliot Spitzer and prepare a global compliance program, says the individual close to the situation. An AIG spokesman says its compliance plan will enhance regulatory monitoring in the roughly 130 countries where it operates.

Directors of **Apria Healthcare Group** Inc. in Lake Forest, Calif., formed their compliance committee in January 2000 to bolster a management-compliance group required by the settlement of a whistle-blower lawsuit. When the home health-care concern later tried to resolve allegations of overbilling the Medicare program, federal negotiators saw the board panel "as part of the reason to settle the case" because it set the right tone at the top, recalls committee chairman Richard Koppes. (The charges stemmed from pre-2000 actions.)

Apria paid $17.6 million in September as part of the settlement, without admitting wrongdoing.

Litigation spawned the Marsh panel, too. An October 2004 suit by Mr. Spitzer charged the company's insurance-brokerage unit rigged commercial-insurance bids and accepted "contingent-commission" payments in return for steering business to favored carriers. Under an $850 million settlement reached last January, Marsh promised to ban contingent commissions, adopt altered fee arrangements and fuller client disclosures, and establish a board-compliance committee.

The committee is technically a subcommittee of the audit panel. It operates fairly autonomously because it reports to the full board, says Mr. Carter, a partner at New York law firm Dorsey & Whitney LLP, which specializes in white-collar crime and civil-fraud cases. Institutional investors lobbied for his 2004 board appointment.

Officials of the Marsh unit appearing before his panel learned how highly directors value compliance. Board members persuaded the executives to add operational managers to the unit's compliance organization so that employees view it as important and not "make-work," Mr. Carter recollects.

On another occasion, Mr. Gilbert says he invited Mr. Carter to interview the finalist for compliance officer at a different unit partly to signal that "it was a very important job." Mr. Gilbert's own job security largely depends on Mr. Carter's panel. "If my performance were lacking, the compliance committee would have the power to do something about it," he observes.

The committee could disband in five years, when its settlement-monitoring duties expire. With other regulatory issues looming, "it will be a permanent fixture of the company," Mr. Carter predicts.

Theory & Practice is a weekly look at people and ideas influencing managers. Send comments to

theorypractice@wsj.com[1].

Reach of Board Compliance Committees

S&P 500 companies disclosing such panels. Disclosures as of ...

5/31/05	7/15/2004	7/15/2003
Avery Dennison	Avery Dennison	Avery Dennison
Bear Stearns	Bear Stearns	Becton, Dickinson
Becton, Dickinson	Becton, Dickinson	Countrywide Financial
Brunswick	Brunswick	Fifth Third Bancorp
C.R. Bard	C.R. Bard	Guidant
Comerica	Comerica	Hartford Financial Svc. Gp.
Countrywide Financial	Countrywide Financial	HCA
Express Scripts	Express Scripts	John Hancock Financial
Hartford Financial Svc. Gp.	Guidant	Manor Care
HCA	Hartford Financial Svc. Gp.	Mattel
Laboratory Corp. of America	HCA	MedImmune
Lucent Technologies	Lucent Technologies	PNC Financial Services
Manor Care	Manor Care	Schering-Plough
MedImmune	Mattel	Tenet Healthcare

Microsoft	MedImmune	UnitedHealth Group
Omnicom Group	Microsoft	
Sara Lee	Sara Lee	
Schering Plough*	Schering-Plough	
Tenet Healthcare	Tenet Healthcare	
UnitedHealth Group	UnitedHealth Group	
UnumProvident	Watson Pharmaceuticals	
Watson Pharmaceuticals		

**Based on confirmation by company.*

Source: Proxy-statement analysis by recruiters Spencer Stuart in New York

Spencer Stuart defines "compliance" broadly enough to cover panels mainly organized to oversee pending lawsuits or government probes. Mattel and PNC Financial Services Group say such special committees disbanded once they finished their assignment. Fifth Third Bancorp disappeared from the search firm's tally after the Cincinnati bank's compliance committee enlarged its focus to cover risk issues, too. Takeovers knocked two others off the list: John Hancock Financial Services, acquired in 2004, and Guidant, which has agreed to be acquired by Johnson & Johnson.

In addition, Laboratory Corp. had a compliance committee in 2004 and 2003 but wasn't part of the S&P 500 during those years. Spencer Stuart's analysis is based on the S&P 500 makeup as of June 30 for each year.

EXHIBIT B

The New York Times
nytimes.com

November 29, 2007

EDITORIAL

Spreading the Misery

The nation's foreclosure crisis is metastasizing, and communities are in harm's way as property values and tax bases decline and crime increases.

In the third quarter, there were 635,000 foreclosure filings, a 30 percent increase from the previous quarter and nearly double from a year ago, according to RealtyTrac, a national real estate information service. That works out to one for every 196 households. Michigan and Ohio, which were hit early and hard by a combination of economic weakness and reckless lending, continue to reel. Foreclosures rose last year in Colorado, Georgia and Texas and are now surging in California, Nevada, Arizona and Florida. In those states unsustainable mortgages are at the root of the problem.

The Bush administration has been far too slow to respond, with some officials apparently worried that helping today's troubled borrowers might encourage future borrowers to take on too much debt. That misses a critical point: much of this crisis can be traced to lenders' failure to vet borrowers and the government's failure to regulate the industry. And it misses an even bigger point: unless something is done quickly, whole communities, not just people who lose their homes, will suffer.

Foreclosed properties damage the value of nearby homes and the tax bases of municipalities. There is also a strong correlation between foreclosures and crime. For every one percentage point increase in a neighborhood's foreclosure rate, violent crime rises 2.3 percent, according to a recent study by Dan Immergluck of the Georgia Institute of Technology and Geoff Smith of Woodstock Institute, a research and advocacy organization in Chicago.

Reports from Cleveland, Atlanta and the sprawl around Los Angeles and Sacramento — from low-income city neighborhoods to middle-class suburbs — all tell a similar story: when vacancies appear, so do looters, vagrants, prostitutes and drug dealers. In Cleveland's inner city, it takes 72 hours for a vacated house to be looted, a community activist told CNN recently, with lootings often followed by violent crime. In the suburbs, the descent may be slower, beginning with graffiti and vandalism and moving to gang activity and other crime.

Police departments may not be able to keep up, in part because foreclosures are projected to strain municipal budgets. Neighborhood watch groups are quickly overwhelmed. The United States Conference of Mayors met this week to discuss the impact of foreclosures. Based on the mayors' experience, their estimates of the number of coming foreclosures, and the damage inflicted on community life, were grimmer than projections from the federal government and the housing industry. The question is whether their concerns will be heeded.

As more foreclosures take their toll, the need becomes ever more obvious for a comprehensive, national effort to avert evictions. Last week, Treasury Secretary Henry Paulson Jr. wisely shifted his position on loan modifications, endorsing the idea that some at-risk loans should be modified en masse rather than on an

inefficient one-by-one basis. If Mr. Paulson backs up his new stance with a plan of action, the socio-economic costs of foreclosures may yet be contained.

EXHIBIT C

The New York Times
nytimes.com

March 24, 2007

Ohio to Sell Bonds to Avert Home Foreclosures

By BLOOMBERG NEWS

Ohio, which had the highest foreclosure rate in the nation at the end of last year, plans to issue $100 million in taxable municipal bonds next month to help homeowners refinance mortgages.

Proceeds of the bond issue by the Ohio Housing Finance Agency will finance 1,000 loans with a fixed rate of 6.75 percent, said Robert Connell, director of debt management at the agency.

"We believe that it is incumbent on this agency to do something to assist these folks to enable them to keep their homes," Mr. Connell said. "A $100 million bond from this agency is not going to solve Ohio's foreclosure problem. We hope to at least make a dent."

A survey on March 13 by the Mortgage Bankers Association found that Ohio had the highest rate of homes in foreclosure. The state, whose economy has suffered declines in manufacturing, also had the highest rate of subprime loans in foreclosure. Subprime mortgages are granted to people with poor credit histories or high debts and often have rates at least 2 or 3 percentage points above prime loans.

Gov. Ted Strickland, a Democrat, has formed a panel to stem foreclosures. The group will develop strategies to help homeowners facing foreclosure and to educate buyers.

Ohio will roll out the program on April 2, Mr. Connell said. The loans will be limited to homeowners whose income is up to 125 percent of the median income of their county.

"It will be available to the residents of Ohio to take them out of their adjustable-rate mortgages, their interest-only mortgages, and avail them the opportunity to move into a fixed-rate mortgage, which may now benefit their individual financial situation," he said.

George K. Baum & Company of Kansas City, Mo., will manage the bond sale. The bonds will be taxable because the federal tax code prohibits states and local governments from using proceeds of tax-exempt bonds to refinance existing mortgages, Mr. Connell said.

The bankers' association survey found the foreclosure rate in Ohio across all loan types was 3.38 percent. Indiana was second highest, with 2.97 percent. Ohio also led the nation will 11.32 percent of subprime loans in foreclosure.

Lawmakers in California and New Jersey said Friday that they planned hearings on subprime lending.



DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
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R.W. SMITH, JR.
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VIA UPS and FACSIMILE (202-772-9201)

January 4, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from Amalgamated Bank LongView MidCap 400 Index Fund dated December 28, 2007 Opposing Request for Omission of Shareholder Proposal

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland on December 17, 2007, we submitted a letter requesting that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted on October 31, 2007 by the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent"). We received a letter from the Proponent dated December 28, 2007 (the "Response Letter") responding to our request seeking omission of the Proponent's Proposal.

We would like to respond to two points raised by the Proponent in its Response Letter. First, the Response Letter emphasizes the effect of the turmoil in the subprime lending market on the housing industry and the resulting demands for regulatory actions and threats of litigation. The Proponent argues that the challenges presented by the recent conditions in the housing sector transcend ordinary business and are therefore appropriate for shareholder consideration. Although the Company acknowledges that the recent developments in the housing and mortgage sector are having an impact on the Company and the economy in general, we do not believe the Proposal raises the type of social policy concerns that warrant the Staff overriding a matter that is clearly related to the ordinary business of the Company. Nevertheless, in Staff Legal Bulletin 14C ("SLB 14C"), the Staff clarified the application of Rule 14a-8(i)(7) to proposals referencing environmental or public health issues. In SLB 14C, the staff concluded:



> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

We believe that the purpose of the foregoing distinction is that a shareholder proposal that focuses solely on the ordinary business matters of a company, such as the general conduct of a legal compliance committee, is excludable, but that proposals that focus on "significant social policy issues" are not excludable because the proposals may transcend normal day-to-day business matters. The Proposal submitted by the Proponent clearly fits within the first category and therefore is excludable. The Proposal asks the Company to form a committee to review the Company's regulatory, litigation and compliance risks. In the Response Letter, the Proponent raises concerns over homeowners facing foreclosure and communities threatened with the risk of crime and economic decline. However, the Proposal neither requests that the Company change its operating principles or policies, nor claims that formation of a compliance committee itself would address such issues. Instead, the proposal and supporting statement express concern about the potential decline in long-term shareholder value and not about the underlying social issues that may cause such a decline. The Proposal clearly indicates a focus on the conduct of the Company's legal compliance program and not on an overall social policy issue.

The second point we would like to address is that the Proponent maintains that Ryland has "trivialized" the Proposal as a request for a proposal on risk assessment. Although we disagree that the Company has downplayed the turmoil in the credit markets, we do agree that the Proposal asks the Company to evaluate the regulatory, litigation and compliance risks with respect to the Ryland's mortgage lending business. Consistent with the discussion above with regard to SLB 14C, the Proposal is related to the ordinary business of the Company because it focuses on an internal assessment of the potential risks or liabilities that the Company faces as a result of its mortgage operations. Further, while we believe there is indeed an assessment of risk contemplated by the Proposal, we would like to emphasize that the request for no-action relief focuses on the premise that the Proposal involves the general conduct of a legal compliance program and is supported by the prior SEC No-Action letters cited in our December 17, 2007 letter to the Staff.

In its Response Letter, the Proponent cites to the Staff's decision in Beazer Homes USA, Inc. (November 30, 2007). We would like to stress that the underlying reasoning for exclusion of the Proposal is different from the Beazer Homes no-action request in two respects. First, as offered in our letter to the Staff dated December 17, 2007 and supported by the prior SEC No-


DLA PIPER

Action letters cited in that letter, we believe the Proposal relates to the conduct of a legal compliance program and should be excludable as part of Ryland's ordinary business operations. Second, as we described above, the Proposal is excludable because it falls squarely within the guidance provided by SLB 14C. These arguments were not addressed in the request for no-action relief for Beazer Homes and we believe these are important factors to consider.

Based on the Company's request for omission of this Proposal and lack of merit proposed in the Proponent's response, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2008 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,



R.W. Smith, Jr.
DLA PIPER US LLP

cc: Cornish F. Hitchcock
1200 G Street, NW, Suite 800
Washington, DC 20005
Fax: (202) 315-3552

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Ryland Group, Inc.
Incoming letter dated December 17, 2007

The proposal requests that the board establish a compliance committee, to be composed of independent directors, that would conduct a thorough review of the company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and would report to shareholders its findings and recommendations, as well as the progress made towards implementing those recommendations.

There appears to be some basis for your view that Ryland may exclude the proposal under rule 14a-8(i)(7), as relating to Ryland's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Ryland omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Eduardo Aleman
Attorney-Adviser

END